SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2019

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,
England, EC2R 7AG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NEWS RELEASE 14 August 2019 PRUDENTIAL PLC HALF YEAR 2019 RESULTS
PRUDENTIAL CONTINUES TO DELIVER ASIA-LED GROWTH AND PREPARES FOR DEMERGER IN Q4 2019

Performance highlights on a constant (and actual) exchange rate basis
● Group operating profit1 from continuing operations (excluding M&GPrudential) of £2,024 million, up 14 per cent2 (21 per cent)
● Asia operating profit1 up 14 per cent2 (up 18 per cent); new business profit3 up 10 per cent2 (up 15 per cent); operating free surplus generation4 up 13 per cent2 (up 16 per cent)
● US operating profit1 up 14 per cent2 (up 21 per cent); RBC capital ratio in excess of 400 per cent
● 2019 first interim ordinary dividend increased by 5 per cent to 16.45 pence per share in line with our existing dividend policy
● Group Solvency II surplus5,6 estimated at £16.7 billion, equivalent to a cover ratio of 222 per cent
● Demerger expected to be completed in fourth quarter of 2019, as a result of which M&GPrudential has been classified as discontinued operations.

Mike Wells, Group Chief Executive, said: "We have delivered a positive performance in the first half of 2019. The Group's operating profit1from continuing operations increased by 14 per cent2. Our focus on key areas of operational improvement and continued investment has enabled us to drive growth and position ourselves to continue to grow profitably. At the same time, we expect to complete the demerger of M&GPrudential in the fourth quarter of 2019, and preparations are complete for Prudential plc's move to Group-wide supervision by the Hong Kong Insurance Authority. We believe that the demerger will enable both businesses to maximise their potential performance. Both will have experienced management teams better able to focus on their strategic priorities and distinct investment prospects, as well as improved allocation of resources and greater flexibility in execution.

"The Group's performance has again been driven by our Asian business, where we have delivered double-digit growth across our key metrics of operating profit1, up 14 per cent2, new business profit3 and APE sales12, both up 10 per cent2, and operating free surplus generation4, up 13 per cent2. Total assets under management at our Asian asset manager, Eastspring, grew 12 per cent7 to £169.5 billion, with positive external net flows of £3.1 billion8 (2018: net outflows of £0.9 billion on an actual exchange rate basis). Our multi-channel strategy across life insurance and asset management ensures that we provide high-quality products delivering distinctive value-added services to our broad customer base. We are benefiting from growing demand for health, protection and savings across the region and we are constantly improving our access to this demand by innovating in new value-added services, distribution and digitalisation of the customer journey. We recently passed another key milestone through the first launch of our new holistic health management app, Pulse by Prudential, in Malaysia, which will be followed by a wider roll-out across the region.

"In the US, Jackson's operating profit1 increased by 14 per cent2, largely due to lower amortisation of deferred acquisition costs resulting from the strong equity market performance in the period. With greater clarity in key consumer regulations emerging, we intend to accelerate our process of diversifying our business, while retaining our longstanding discipline in terms of risk management. We have a leading position in the retirement income industry, with strong long-term economics, and our operating platform has industry-leading cost advantages and is highly digital and scalable. We are in the process of driving a more diversified product mix and developing relationships with new distributors. We are actively exploring options to accelerate this diversification.

"M&GPrudential is approaching life as a fully independent business, and its Board and management are in place. The business is well positioned to capture the opportunities created by shifting demographics and the search for yield, through its differentiated, high-value savings and investment solutions. While operating profit1 was lower at £687 million (2018: £736 million), PruFund net inflows of £3.5 billion contributed to 6 per cent growth in total assets under management9 to £341.1 billion.

"Our focus on structural growth opportunities in terms of geographies, products and distribution platforms and our diligent approach to execution mean that we are well placed to continue to deliver important benefits for our customers and profitable growth for our shareholders."

Summary financials	Half year 2019 £m	Half year 2018 £m	Change on AER basis	Change on CER basis

Operating profit from continuing operations1	2,024	1,669	21%	14%
Operating profit from discontinued operations1	687	736	(7)%	(7)%

Operating free surplus generated from continuing operations4	1,502	1,173	28%	22%

Life new business profit from continuing operations3	1,643	1,588	3%	(2)%
Life new business profit from discontinued operations3	152	179	(15)%	(15)%

IFRS profit after tax (total continuing and discontinued operations)10	1,540	1,356	14%	7%
Net cash remittances from business units (both continuing and discontinued operations)11	1,212	1,111	9%	-

	30 June 2019	31 December 2018	Change on AER basis

IFRS shareholders' funds per share	757p	665p	14%
EEV shareholders' funds per share	2,055p	1,920p	7%
Group Solvency II cover ratio5,6	222%	232%	(10)pp

Notes
1    In this press release 'operating profit' refers to adjusted IFRS operating profit based on longer-term investment returns. This alternative performance measure is reconciled to IFRS profit for the period in note B1.1 of the IFRS financial statements. Continuing operations relate to Asia, US and central operations (including Africa). It excludes M&GPrudential which met the criteria to be classified as held for distribution at 30 June 2019 and hence is shown as discontinued. M&GPrudential operating profit is stated after restructuring costs.
2    Period-on-period percentage increases are stated on a constant exchange rate basis unless otherwise stated.
3    New business profit, on a post-tax basis, on business sold in the period, calculated in accordance with EEV Principles.
4    For insurance operations, operating free surplus generated represents amounts maturing from the in-force business during the period less investment in new business and excludes non-operating items. For asset management businesses, it equates to post-tax operating profit for the period. Restructuring costs are presented separately from the underlying business unit amount. The amount is for continuing operations only (ie M&GPrudential is excluded). Further information is set out in note 9 of the EEV basis results.
5    The Group shareholder capital position covers continuing and discontinued operations and excludes the contribution to own funds and the Solvency Capital Requirement from ring-fenced with-profits funds and staff pension schemes in surplus. The estimated solvency positions include management's calculation of UK transitional measures reflecting operating and market conditions at each valuation date.
6    Estimated before allowing for first interim ordinary dividend (31 December 2018: second interim ordinary dividend).
7    Growth from 31 December 2018.
8    Excluding money market funds.
9    Represents M&GPrudential asset management external funds under management and internal funds included on the M&GPrudential long-term insurance business balance sheet.
10  IFRS profit after tax reflects the combined effects of operating results determined on the basis of longer-term investment returns, together with short-term investment variances, which in half year 2019 were driven by those arising in the US, results attaching to disposal of businesses and corporate transactions, amortisation of acquisition accounting adjustments and the total tax charge for the period.
11  Net cash remitted by business units are included in the Holding company cash flow, which is disclosed in detail in note I(iii) of the Additional financial information. This comprises dividends and other transfers from business units that are reflective of emerging earnings and capital generation.
12  APE sales is a measure of new business activity that comprises the aggregate of annualised regular premiums and one-tenth of single premiums on new business written during the period for all insurance products, including premiums for contracts designated as investment contracts under IFRS 4. It is not representative of premium income recorded in the IFRS financial statements. See note II of the Additional financial information for further explanation.

Contact:

Media		Investors/Analysts
Jonathan Oliver	+44 (0)20 3977 3500	Patrick Bowes	+44 (0)20 3977 9702
Tom Willetts	+44 (0)20 3977 9760	Richard Gradidge	+44 (0)20 3977 4014
Addy Frederick	+44 (0)20 3977 9399	William Elderkin	+44 (0)20 3977 9215

Notes to Editors:
a.     The results in this announcement are prepared on two bases: International Financial Reporting Standards (IFRS) and European Embedded Value (EEV). The results prepared under IFRS form the basis of the Group's statutory financial statements. The supplementary EEV basis results have been prepared in accordance with the amended European Embedded Value Principles issued by the European Insurance CFO Forum in 2016. The Group's EEV basis results are stated on a post-tax basis and include the post-tax IFRS basis results of the Group's asset management and other operations. Period-on-period percentage increases are stated on a constant exchange rate basis unless otherwise stated. Constant exchange rates are calculated by translating prior period results using the current period foreign exchange rate ie current period average rates for the income statement and current period closing rates for the balance sheet.

b.     EEV and adjusted IFRS operating profit based on longer-term investment returns are stated after excluding the effect of short-term fluctuations in investment returns against long-term assumptions, which for IFRS in half year 2019 were driven by those arising in the US, and gains/losses arising on the disposal of businesses and other corporate transactions including costs associated with the demerger of M&GPrudential. Furthermore, for EEV basis results, operating profit based on longer-term investment returns excludes the effect of changes in economic assumptions and the mark to market value movement on core borrowings. Separately on the IFRS basis, operating profit also excludes amortisation of accounting adjustments arising principally on the acquisition of REALIC completed in 2012. The amounts shown are for continuing operations only (being Asia, US and central operations including Africa but excluding M&GPrudential) unless otherwise stated.

c.     Total number of Prudential plc shares in issue as at 30 June 2019 was 2,599,796,199.

d.     A presentation for analysts and investors will be held today at 11.30am (UK time) / 6.30pm (Hong Kong time) in the conference suite at Nomura, 1 Angel Lane, London EC4R 3AB. The presentation will be webcast live and available to replay afterwards using the following link https://www.investis-live.com/prudential/5d2f0850379ece0b00d7f019/lwin

To register attendance in person please send an email to investor.relations@prudential.co.uk

Alternatively, a dial-in facility will be available to listen to the presentation: please allow time ahead of the presentation to join the call (lines open half an hour before the presentation is due to start, ie from 11.00am (UK time) / 6.00pm (Hong Kong time).

Dial-in: 020 3936 2999 (UK Local Call) / +44 20 3936 2999 (International) / 0800 640 6441 (Freephone UK), Participant access code: 301853. Once participants have entered this code their name and company details will be taken.

Playback: +44 (0) 20 3936 3001 (UK and international excluding US) / + 1 845 709 8569 (US only) (Replay code: 830013). This will be available from approximately 3.00pm (UK time) / 10.00pm (Hong Kong time) on 14 August 2019 until 11.59pm (UK time) on 28 August 2019 / 6.59am (Hong Kong time) on 29 August 2019.

e.     2019 First Interim Dividend
Ex-dividend date	22 August 2019 (UK, Hong Kong and Singapore)
Record date	23 August 2019
Payment of dividend	26 September 2019 (UK and Hong Kong) On or about 03 October 2019 (Singapore and ADR holders)

f.      About Prudential plc
Prudential plc and its affiliated companies constitute one of the world's leading financial services groups, serving 26 million customers, with £717 billion of assets under management (as at 30 June 2019). Prudential plc is incorporated in England and Wales and is listed on the stock exchanges in London, Hong Kong, Singapore and New York. Prudential plc is not affiliated in any manner with Prudential Financial, Inc., a company whose principal place of business is in the United States of America.

g.     UK and Europe
Throughout this results announcement we use M&GPrudential to refer to the Group's discontinued UK and Europe operations. M&GPrudential has announced that it will change its name in preparation for listing to M&G plc, providing a single corporate identity while retaining its two customer-facing brands of Prudential and M&G Investments.

h.     Forward-Looking Statements
This document may contain 'forward-looking statements' with respect to certain of Prudential's plans and its goals and expectations relating to its future financial condition, performance, results, operating environment, strategy and objectives. Statements that are not historical facts, including statements about Prudential's beliefs and expectations and including, without limitation, statements containing the words 'may', 'will', 'should', 'continue', 'aims', 'estimates', 'projects', 'believes', 'intends', 'expects', 'plans', 'seeks' and 'anticipates', and words of similar meaning, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements, including without limitation those referring to the demerger and the expected timing of the demerger, involve risk and uncertainty. A number of important factors could cause Prudential's actual future financial condition or performance or other indicated results to differ materially from those indicated in any forward-looking statement. Such factors include, but are not limited to, the timing, costs and successful implementation of the demerger of the M&GPrudential business; the future trading value of the shares of Prudential plc and the trading value and liquidity of the shares of the to-be-listed M&GPrudential business following such demerger; future market conditions, including fluctuations in interest rates and exchange rates, the continuance of a sustained low-interest rate environment, and the performance of financial markets generally; the policies and actions of regulatory authorities, including, for example, new government initiatives; the actual or anticipated political, legal and economic ramifications of the UK's withdrawal from the European Union; the impact of continuing application of Global Systemically Important Insurer (or 'G-SII') policy measures on Prudential; the impact of competition, economic uncertainty, inflation and deflation; the effect on Prudential's business and results from, in particular, mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; the impact of internal projects and other strategic actions failing to meet their objectives; disruption to the availability, confidentiality or integrity of Prudential's IT systems (or those of its suppliers); the impact of changes in capital, solvency standards, accounting standards or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and the impact of legal and regulatory actions, investigations and disputes. These and other important factors may, for example, result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause Prudential's actual future financial condition or performance or other indicated results to differ, possibly materially, from those anticipated in Prudential's forward-looking statements can be found under the 'Risk Factors' section in the Prudential 2019 Half Year Financial Report.

Any forward-looking statements contained in this document speak only as of the date on which they are made. Prudential expressly disclaims any obligation to update any of the forward-looking statements contained in this document or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST listing rules or other applicable laws and regulations.

Group Chief Executive's report

I am pleased with our performance during the first half of the year. By focusing on key areas of sustained operational improvement and continued investment we have both delivered growth over the half year and positioned ourselves to deliver further growth, despite an uncertain geopolitical and macroeconomic outlook.

We have passed a number of important milestones on our way to demerging M&GPrudential from the Group, which will result in two separately listed companies. We believe that the demerger will enable both businesses to maximise their potential performance. Both will have experienced management teams better able to focus on their strategic priorities and distinct investment prospects, as well as improved allocation of resources and greater flexibility in execution. We expect to complete the demerger in the fourth quarter of 2019. We are also preparing the Prudential plc Group for life beyond the demerger, and intend to enhance our effectiveness, efficiency and alignment with stakeholders. Throughout the process of preparing for demerger, I am pleased to report that all of our businesses and people have worked hard on delivering value and service for our customers and this, in turn, has contributed to our performance.

In Asia, we are continuing to grow at pace, while benefiting from high-quality recurring income. We continue to invest in Asia. Over the 18 month period since the start of 2018 this has included the acquisition, in 2018, of our initial 65 per cent interest in TMB Asset Management Co., Ltd. in Thailand for £197 million1, the renewal of our regional strategic bancassurance alliance with UOB for an initial fee of £662 million9 (£230 million9 of which was paid in the first half of 2019) and a total investment over this period of £738 million1 of free surplus in new business. In the US, we are diversifying the product mix and building new distributor relationships.

Across the Group, we are well placed to continue fulfilling our purpose of helping people plan for the future with confidence by removing the uncertainty from life's big financial events. In Asia, we are focused on serving the health, protection and savings needs of the region's rapidly growing and increasingly affluent population, and we have intensified our drive to strengthen and deepen our operational capabilities through innovative product design, broadened distribution, including via non-traditional partners, and differentiated value-added services for our customers. In the US, we are continuing to target the growing asset pool in the world's largest retirement market, while M&GPrudential is addressing the compelling retirement and savings opportunity in the UK and internationally.

Operating environment

This positive performance has been achieved against the background of a geopolitical and macroeconomic environment that remains uncertain. During the first half of 2019, major equity markets performed strongly, notably with the S&P 500 index up 17 per cent and the MSCI Asia excluding Japan index up 9 per cent, while in the second half to date they have been more volatile.

Economic growth moderated but was still respectable in the US and China, with GDP2 up 1.3 per cent and 3.0 per cent in the period, respectively, while Europe was subdued and the UK was affected by continued Brexit uncertainty. Longer-term yields fell in the US, the UK and in Asia markets and credit conditions remained benign.

Sterling weakened moderately compared with most of the currencies in our major international markets over the first half of 2019, and has weakened further in the second half. To aid comparison of underlying progress, we continue to express and comment on the performance trends of our international businesses on a constant exchange rate basis.

Financial performance

Our adjusted IFRS operating profit based on longer-term investment returns3 (operating profit) from continuing operations - that is, excluding M&GPrudential - was 14 per cent4 higher at £2,024 million (21 per cent higher on an actual exchange rate basis). APE sales5from continuing operations were up 5 per cent4 (10 per cent on an actual exchange rate basis), while new business profit6 from continuing operations was 2 per cent4 lower at £1,643 million (3 per cent higher on an actual exchange rate basis), with Asia up 10 per cent4. EEV basis operating profit6 from continuing operations increased 1 per cent4 (7 per cent on an actual exchange rate basis) to £2,641 million. Operating free surplus generation7 from continuing operations, our preferred measure of cash generation, from our life and asset management businesses increased by 22 per cent4 to £1,502 million (28 per cent on an actual exchange rate basis), including a £274 million benefit following the integration of the recently acquired US John Hancock business, and after financing £516 million (2018: £461 million) of new business investment.

Our performance was led by our Asia business, which delivered double-digit growth in operating profit (up 14 per cent4), new business profit (up 10 per cent4) and operating free surplus generation (up 13 per cent4). In the US, Jackson's operating profit increased by 14 per cent4, while new business profit decreased by 30 per cent4, reflecting the adverse effect of lower US interest rates and lower sales of variable annuities during the period. Despite challenging external macroeconomic and political conditions, M&GPrudential's total funds under management8 grew by 6 per cent in the six months to 30 June 2019 to £341.1 billion (31 December 2018: £321.2 billion), reflecting favourable investment markets.

Over the period, IFRS shareholders' funds increased by 14 per cent to £19.7 billion (31 December 2018: £17.2 billion), reflecting profit after tax of £1,540 million (2018: £1,356 million on an actual exchange rate basis). Other movements in shareholders' funds include positive net unrealised valuation movements on US investments classified as available-for-sale of £1,726 million, offset by dividend payments to shareholders of £870 million. EEV shareholders' funds increased by 7 per cent to £53.4 billion (31 December 2018: £49.8 billion), equivalent to 2,055 pence per share6.

Our Group Solvency II surplus10,11 is estimated at £16.7 billion, equivalent to a cover ratio of 222 per cent (31 December 2018: £17.2 billion; 232 per cent).

We have increased our first interim ordinary dividend by 5 per cent to 16.45 pence per share, in line with our existing dividend policy.

Asia

Our broad portfolio of life insurance and asset management businesses, high-quality products with distinctive value-added services and multi-channel strategy ensured that we continue to benefit from growing demand for the health, protection and savings solutions we provide. Our APE sales5 in Asia reached £1,978 million in the first half, up 10 per cent4 (up 14 per cent on an actual exchange rate basis), leading to growth in new business profit of 10 per cent4 to £1,295 million (up 15 per cent on an actual exchange rate basis).

Our multi-platform distribution in the region, with strong agency forces and bank partnerships, and growing digital channels, is continuing to drive our performance. We have continued to grow on a broad base in the region, with APE sales5 growth in 11 markets in the first half. APE sales5 in Hong Kong increased by 5 per cent4 to £830 million, in Singapore by 8 per cent4 to £231 million and in Malaysia by 3 per cent4 to £122 million. In Hong Kong, 63 per cent of our sales came from visitors from Mainland China.

We are also seeing a stabilisation in sales in Indonesia following the refresh of our product line and action in agency force productivity, with a strong performance in the second quarter leading to overall sales growth of 4 per cent4. We have formed a strategic partnership with PT Visionet International (OVO), a leading digital payments, rewards and financial services platform in Indonesia, which we expect will enhance our reach in one of Asia's largest insurance markets, with a population that is increasingly embracing digital tools.

Our sales through our joint venture, CITIC-Prudential, are up 45 per cent4 in the half year to £270 million, and we have received approval to open our 20th branch in Mainland China, in Shaanxi province. Through our joint venture, we now have a comprehensive network of 231 sales offices in 89 cities, with access to regions accounting for 80 per cent of Mainland China's GDP.

Our Asian asset manager, Eastspring, has grown operating profit by 12 per cent, supported by disciplined expense management and the acquisition of TMB Asset Management in the second half of 2018. Its assets under management grew to £169.5 billion, with positive external net flows in the first half of 2019 of £3.1 billion, excluding money market funds (2018: net outflows of £0.9 billion on an actual exchange rate basis), driven by strong retail bond flows in Thailand and equity flows in Korean pensions.

We are continuing to develop our distribution reach in Asia, including through the renewal of our successful regional strategic bancassurance alliance with United Overseas Bank Limited, through which APE sales5 increased by 27 per cent4 in the first half. To ensure that we provide our solutions as widely as possible across the region, we have also been actively tailoring our propositions to suit digital sales channels. In the first half of 2019 we have activated our partnership with O bank, our digital bank partner in Taiwan, and will look to build on this success through UOB's new digital bank, TMRW.

We are continuing to build partnerships in Asia in a number of areas. We are committed to improving access to healthcare, and have launched Pulse by Prudential, a digital health app that is the first of its kind to offer holistic health management to consumers. The health technology and services company Tictrac has become one of our partners in Pulse, joining Babylon Health as part of our health ecosystem. Earlier this month, we also announced partnerships with Halodoc, Indonesia's homegrown healthcare start-up, to help deliver digital solutions that will meet a critical need for affordable and accessible healthcare, and with MyDoc, which offers consumers access to health services on their mobile phones. Following its launch in Singapore in 2018, we expanded PRUworks, our digital ecosystem designed to help small and medium-sized enterprises (SMEs) grow their businesses, to Indonesia. We have also entered into an agreement with specialist technology provider HǣlthTech, whose cloud-computing technology will be integrated into PRUworks and will facilitate the platform in offering one-stop access to insurance products, employee benefits and business services to small and medium-sized enterprises across Asia. At the same time, we are making good progress with our tailored offering for high net worth clients in Singapore, Opus by Prudential, which is designed to address the unfulfilled wealth protection needs of this fast-growing sector. All of these initiatives enable us to offer improved services to more customers.

US

Our approach in this market has been to proceed with discipline. Consumer regulation in the US, while now starting to become clearer, has been uncertain for some time, and has resulted in an industry-wide slowdown in variable annuity sales. APE sales5 in the US were down 4 per cent4 at £831 million. Importantly, consistent with our intent to diversify our US product mix, fixed-index annuity APE sales5, at £93 million, rose as a share of APE sales5 from 2 per cent for the first six months of 2018 to 11 per cent in 2019. In addition, we successfully integrated last year's John Hancock paid-up annuities bolt-on transaction, which increased diversification and contributed materially to the US statutory capital generation in the period.

Jackson has a strong record of product innovation, exceptional distribution relationships, trust and credibility. During the period we added to our products in the fixed-annuity space, which we expect to contribute to sales later in the year. We have a leading position in the annuities industry, with strong long-term economics, and our operating platform has industry-leading cost advantages and is highly digital and scalable. We are in the process of driving a more diversified product mix and developing relationships with new distributors. We are actively exploring options to support the acceleration of this diversification, for example through reinsurance and third-party financing.

Africa

We have also continued to expand our presence in Africa, one of the world's most dynamic and promising regions. In July, we completed our acquisition of a 51 per cent stake in the leading life insurer, Group Beneficial, operating in West and Central Africa, enabling us to enter Cameroon, Côte d'Ivoire and Togo. Combined with our launch over the last five years of businesses in Ghana, Kenya, Uganda, Zambia and Nigeria, this latest step means we now operate in markets in Africa with a total population of almost 400 million. In the first half of 2019, before this acquisition, our APE sales5 in the region rose by 73 per cent4 to £30 million.

Demerger of M&GPrudential (reported as discontinued operations)

We expect to complete the demerger of M&GPrudential as planned. Preparations are complete for the Hong Kong Insurance Authority to be the Group-wide supervisor of the Prudential plc Group, and M&GPrudential's Board is in place. We expect to complete the demerger in the fourth quarter of 2019, subject to shareholder approval. At the same time, M&GPrudential is strongly focused on its internal merger and transformation programme and preparing for entry to the market as a separately listed independent company. It has also announced that it will change its name in preparation for listing to M&G plc, providing a single corporate identity while retaining its two customer-facing brands of Prudential and M&G Investments.

M&GPrudential is an asset manager and asset owner, operating in attractive, growing markets underpinned by long-term favourable trends, in particular ageing populations and the shift of responsibility for retirement to the private sector. Total funds under management8grew by 6 per cent in the period to £341.1 billion, including PruFund positive net flows of £3.5 billion, leading to total PruFund assets under management of £49.6 billion as at 30 June 2019. M&G's external assets under management were up 4 per cent in the first half of 2019 to £153.0 billion, with market impacts more than offsetting net outflows in the period. The slowdown in industry-defined benefit pension transfers, compared with the elevated volumes in the prior year, contributed to reductions in APE sales5 of 8 per cent and new business profit of 15 per cent in the period. M&GPrudential's savings and asset management operations are well positioned in with-profits savings, retail asset management and institutional asset management, while its annuity and other insurance operations have a large customer base with long-duration products.

Outlook

We believe our performance for the first half of the year and our continuing operational improvements leave us well positioned as we move forward. We are innovating and investing to grow the range of products and solutions we can offer our clients.

The long-term underlying demographic and economic trends in Asia remain positive and strong, notwithstanding short-term macro volatility, and we expect our broad portfolio to continue to expand. We are carefully monitoring developments in Hong Kong. The strategic focus of the Asia business on recurring premium health and protection businesses, reflected in IFRS earnings through growth in insurance margin, is expected to continue.

In the US, we have recently entered a period of greater regulatory clarity than has been the case in recent years, and expect a process of normalisation in the sales environment for our products. At the same time, we are seeing significant shifts across the market towards fixed and fixed-index annuities. We will continue to follow an active portfolio approach to our business and focus on execution and operational delivery. US IFRS earnings are expected to remain sensitive at an operating level to the impact of equity markets on separate account balances, which drive fee revenues, and on the acceleration and deceleration of deferred acquisition costs (DAC) amortisation.

Interest rates have declined in 2019, and if this trend continues it could influence the level of income from our interest-bearing instruments. Equity market and interest movements will also impact shareholders' returns through hedging positions held for risk management purposes, the valuations of bonds held and changes to associated liability valuations, for which there is a degree of accounting mismatch with the assets held to support them.

The strength of our opportunities and our diversification in terms of geographies, products and distribution platforms leave us well positioned to deal with the protectionist developments and political uncertainties currently affecting the global economy and driving volatility in markets.

We expect to complete the demerger of M&GPrudential in the fourth quarter of 2019. We have refined our strategy as Prudential plc to be Asia-led, focused on structural growth markets, aiming for our US business to deliver enhanced cash returns through the accelerated diversification of its book and we are actively exploring options to achieve this. I am confident that, while managing risks conservatively, we will continue to deliver important benefits for our customers and profitable growth for our shareholders.

Notes
1    On an actual exchange rate basis.
2    Source: OECD Quarterly National Accounts, Quarterly Growth Rates of real GDP, change on previous quarter, combined for Q1 and Q2 2019.
3    Adjusted IFRS operating profit based on longer-term investment returns is management's primary measure of profitability and provides an underlying operating result based on longer-term investment returns and excludes non-operating items. Further information on its definition and reconciliation to profit for the period is set out in note B1 of the IFRS financial statements.
4    Period-on-period percentage increases are stated on a constant exchange rate basis unless otherwise stated.
5    APE sales is a measure of new business activity that comprises the aggregate of annualised regular premiums and one-tenth of single premiums on new business written during the period for all insurance products, including premiums for contracts designated as investment contracts under IFRS 4. It is not representative of premium income recorded in the IFRS financial statements. See note II of the Additional financial information for further explanation.
6    Embedded value reporting provides investors with a measure of the future profit streams of the Group. The EEV basis results have been prepared in accordance with EEV principles discussed in note 1 of EEV basis results. See the Additional EEV financial information for further explanation.
7    For insurance operations, operating free surplus generated represents amounts maturing from the in-force business during the period less investment in new business and excludes non-operating items. For asset management businesses, it equates to post-tax operating profit for the period. Restructuring costs are presented separately from the underlying business unit amount. Amount is for continuing operations only (ie M&GPrudential is excluded). Further information is set out in note 9 of the EEV basis results.
8    Represents M&GPrudential asset management external funds under management and internal funds included on the M&GPrudential long-term insurance business balance sheet.
9    Translated using a Singapore dollar: Sterling foreign exchange rate of 1.7360.
10  The Group shareholder capital position covers continuing and discontinued operations and excludes the contribution to own funds and the Solvency Capital Requirement from ring-fenced with-profits funds and staff pension schemes in surplus. The estimated solvency positions include management's calculation of UK transitional measures reflecting operating and market conditions at each valuation date.
11  Estimated before allowing for first interim ordinary dividend (31 December 2018: second interim ordinary dividend).

Chief Financial Officer's report on the 2019 first half financial performance

I am pleased to report that Prudential's financial performance in the first half of 2019 reflects our continued focus on driving growth across our Asian markets, products and distribution channels, and the early results of our strategic initiatives to diversify our US business mix.

In preparation for the intended demerger of M&GPrudential from Prudential plc, the results presented within my report are identified as being derived from continuing or discontinued operations. Continuing operations comprise our Asia, US, Africa and central operations. Discontinued operations comprise UK and Europe operations, and are also referred to as M&GPrudential within this report. Results for the comparative period have been restated accordingly. Under IFRS, comparative balance sheet amounts are not re-presented for discontinued operations.

IFRS profit
	Actual exchange rate			Constant exchange rate
	Half year 2019 £m	Half year 2018 £m	Change %	Half year 2018 £m	Change %
Adjusted IFRS operating profit based on longer-term investment returns before tax (operating profit) from continuing operations
Asia
Long-term business	1,095	927	18	963	14
Asset management	103	89	16	92	12
Total	1,198	1,016	18	1,055	14

US
Long-term business	1,203	1,001	20	1,064	13
Asset management	12	1	n/a	1	n/a
Total	1,215	1,002	21	1,065	14

Total segment profit from continuing operations	2,413	2,018	20	2,120	14

Other income and expenditure	(366)	(329)	(11)	(331)	(11)
Total operating profit based on longer-term investment returns before tax and restructuring costs	2,047	1,689	21	1,789	14
Restructuring costs	(23)	(20)	(15)	(20)	(15)
Total operating profit based on longer-term investment returns before tax from continuing operations	2,024	1,669	21	1,769	14
Non-operating items:
Short-term fluctuations in investment returns on shareholder-backed business	(1,124)	9	n/a	8	n/a
Amortisation of acquisition accounting adjustments	(17)	(22)	23	(23)	26
Gain (loss) on disposal of businesses and corporate transactions	13	(57)	n/a	(60)	n/a
Profit from continuing operations before tax attributable to shareholders' returns	896	1,599	(44)	1,694	(47)
Tax charge attributable to shareholders' returns	(1)	(326)	100	(343)	100
Profit for the period from continuing operations	895	1,273	(30)	1,351	(34)
Profit for the period from discontinued operations, net of related tax	645	83	n/a	83	n/a
Profit for the period	1,540	1,356	14	1,434	7

IFRS earnings per share
	Actual exchange rate			Constant exchange rate
	Half year 2019 pence	Half year 2018 pence	Change %	Half year 2018 pence	Change %
Basic earnings per share based on operating profit after tax
From continuing operations	65.3	53.7	22	57.0	15
Basic earnings per share based on total profit after tax
From continuing operations	34.4	49.5	(31)	52.6	(35)
From discontinued operations	25.0	3.2	681	3.2	681
	59.4	52.7	13	55.8	6

Operating profit from continuing operations in the first half of 2019 increased by 14 per cent (21 per cent on an actual exchange rate basis) to £2,024 million. Profit after tax for the period from continuing operations was £895 million, a decrease of 34 per cent (30 per cent on an actual exchange rate basis), reflecting negative short-term fluctuations. Higher equity market levels resulted in equity hedge losses, which were only partly offset by movements in associated liabilities, as the full benefit of higher equity markets was limited by lower long-term interest rates and accounting mismatch effects.

The profits attributable to M&GPrudential have been classified as discontinued operations, although operating profit from continuing operations still includes the total other income and expenditure that relates to the existing, pre-demerger Group structure, as well as the profits from our Asia and US businesses. For example, debt costs are expected to be rebalanced between continuing operations and discontinued operations from the point of demerger, but are currently incurred in full in continuing operations. Total segment profit from continuing operations, which excludes other income and expenditure, increased by 14 per cent (20 per cent on an actual exchange rate basis).

Segmental commentary

Asia total operating profit of £1,198 million was 14 per cent higher than the previous year (18 per cent on an actual exchange rate basis). Operating profit from life insurance operations increased by 14 per cent to £1,095 million (18 per cent on an actual exchange rate basis), reflecting the continued growth of our in-force book of recurring premium business, with renewal insurance premiums1 up 12 per cent reaching £7,093 million (17 per cent on an actual exchange rate basis). Insurance margin was up 14 per cent, driven by our continued focus on health and protection business, now contributing to 71 per cent of Asia life insurance revenues2 (2018: 70 per cent).

The development of our Asia businesses' operating profit is broad-based and at increasing scale. Eight of our 12 life markets reported growth of 10 per cent or above. Operating profit growth was led by Hong Kong (up 29 per cent to £260 million), China JV (up 28 per cent on a post-tax basis), Vietnam (up 24 per cent), the Philippines (up 24 per cent), Singapore (up 18 per cent) and Malaysia (up 10 per cent). Indonesia remains a significant contributor to Asia's operating profit (£200 million), but was 6 per cent lower compared with the prior period, reflecting the impact of sales declines in the recent past.

Eastspring's operating profit increased by 12 per cent (up 16 per cent on an actual exchange rate basis) to £103 million. This was a result of revenue growth of 5 per cent, driven by the acquisition of TMB Asset Management in the second half of 2018 and higher funds under management, with costs increasing at a slower rate of 2 per cent. Disciplined cost management has led to an improvement in its cost-income ratio1 to 51 per cent (2018: 54 per cent on an actual exchange rate basis).

Eastspring's external assets under management, excluding money market funds, increased by 14 per cent in the six months to 30 June 2019 (on an actual exchange rate basis) to £56.5 billion in the period, reflecting positive net flows and favourable market movements. Higher internal assets under management, driven by inflows into the life business, lifted Eastspring's total assets under management3 by 12 per cent to £169.5 billion (31 December 2018: £151.3 billion an actual exchange rate basis).

US total operating profit at £1,215 million increased by 14 per cent (21 per cent on an actual exchange rate basis). Broadly stable fee income was supported by favourable deferred acquisition costs (DAC) deceleration compared with unfavourable DAC acceleration in the prior period.

Fee income development reflects an essentially stable average separate account balance compared with the prior period. The evolution of separate account balances in the first half of the year reflects strongly positive investment performance offset by marginally negative net flows. Weak market performance in the latter part of 2018 reduced the level of account balance at the start of the period compared with the prior period.

Spread income was 27 per cent lower reflecting the combination of lower core spread income and lower swap income. The reduction in core spread reflects the effect of lower invested asset yields. The decline in swap income is a result of the unfavourable impact of higher short-term interest rates over much of the period. The associated decline in margin to 106 basis points from 162 basis points at half year 2018 in relation to average spread-related general account assets also reflects the full consolidation of the assets acquired with the John Hancock transaction in November 2018 in the current period. Assuming business mix and market interest rates remain stable at 30 June 2019 levels, the overall spread margin is expected to remain in the region of 100 basis points.

The favourable development of £148 million in DAC deceleration (2018: £45 million unfavourable acceleration on a constant exchange rate basis) is a function of significant outperformance of the separate account return in the period compared with that assumed within the mean reversion formula.

Analysis of long-term insurance business pre-tax adjusted IFRS operating profit based on longer-term investment returns by driver from continuing operations
	Actual exchange rate				Constant exchange rate
	Half year 2019		Half year 2018		Half year 2018
	Operating profit	Margin	Operating profit	Margin	Operating profit	Margin
	£m	bps	£m	bps	£m	bps
Spread income	349	107	407	150	429	150
Fee income	1,349	171	1,293	172	1,370	173
With-profits	41	19	30	18	31	17
Insurance margin	1,401		1,186		1,241
Other income	1,207		1,074		1,115
Total life income from continuing operations	4,347		3,990		4,186
Expenses including DAC adjustments*	(2,049)		(2,062)		(2,159)
Long-term insurance business pre-tax adjusted IFRS operating profit based on longer-term investment returns from continuing operations	2,298		1,928		2,027
*      Expenses including DAC adjustments includes share of related tax charges from joint ventures and associate, see note I(iv) of the Additional financial information.

Insurance margin increased by 13 per cent (up 18 per cent on an actual exchange rate basis) supported by growth in health and protection in our Asia business, while fee income decreased by 2 per cent (up 4 per cent on an actual exchange rate basis) largely reflecting the development in average US separate account balances and associated fee margins. Spread income decreased by 19 per cent (down 14 per cent on an actual exchange rate basis) as a result of a lower contribution from the US business. Administration expenses increased to £1,184 million (2018: £1,143 million on a constant exchange rate basis) as the Asian business continues to expand, alongside higher asset-based commissions within the US business, which are treated as an administrative expense in this analysis.

Other income and expenditure and restructuring costs from continuing operations
Other income and expenditure consists of interest payable on core structural borrowings, corporate expenditure and other income. These items, together with restructuring costs of £23 million, increased 11 per cent to a net charge of £389 million (2018: £351 million). Total interest costs in the period were £226 million. This included £85 million for subordinated debt that is capable of being transferred to M&GPrudential. The annualised interest cost of core structural borrowings held at 30 June 2019 which cannot be substituted to M&GPrudential is estimated at £234 million4.

Total Group head office and regional head office costs were £164 million for the six months to 30 June 2019. We are assessing the efficiency and effectiveness of our Group-wide functions to ensure that they better reflect the future needs of the business. Updates on this process and an overview of expected benefits and costs to be incurred will be given in due course. Implementation and preparation for IFRS 17 continues with activity likely to increase in the second half of 2019 onward.

IFRS basis non-operating items from continuing operations

Non-operating items consist of short-term fluctuations in investment returns on shareholder-backed business of negative £1,124 million (2018: positive £8 million), the results attaching to corporate transactions of positive £13 million (2018: negative £60 million), and the amortisation of acquisition accounting adjustments of negative £17 million (2018: negative £23 million) arising mainly from the REALIC business acquired by Jackson in 2012.

In the first half of 2019, the total short-term fluctuations in investment returns on shareholder-backed business were negative £1,124 million (2018: positive £9 million on an actual exchange rate basis). This comprised positive £420 million (2018: negative £326 million on an actual exchange rate basis) for Asia, negative £1,521 million (2018: positive £244 million on an actual exchange rate basis) in the US and negative £23 million (2018: positive £91 million on an actual exchange rate basis) in other operations.

Falling interest rates in many parts of Asia led to unrealised bond gains in the period, with varying liability accounting treatment in each market leading to differing liability revaluation effects. In the US, higher equity market levels resulted in equity hedge losses, which were only partly offset by a reduction in policyholder liabilities, as the full benefit of the uplift in equity markets was limited by lower long-term interest rates and accounting mismatch effects. During the period, Jackson incurred net derivative losses of £2,033 million on equity and interest rate hedge instruments used to manage the market exposure of Jackson's products. These were offset partly by £227 million of accounting movements in variable and fixed index annuity liabilities and £284 million of guarantee fee assessments, net of claims, earned in the period5.

Outside of the income statement, as part of other comprehensive income, interest rate falls have given rise to a gain of £1.7 billion on US available-for-sale debt securities. These gains more than offset the non-operating losses in the US, leading to an increase in shareholders' equity of the US business since the end of 2018.

The £13 million benefit of corporate transactions reflects gains from disposals in the period offset by the £(196) million incurred in the period in connection with the preparation for the proposed demerger of M&GPrudential from Prudential plc. Further information is set out in note D1.1 to the financial statements.

The total costs of the demerger transaction, consisting of fees paid to debt holders to facilitate rebalancing of debt between the two entities, costs associated with the separation of the two businesses and adviser fees, is expected to be circa £330 million to £355 million. £227 million has been incurred to 30 June 2019 (including £31 million incurred in 2018). Subject to the completion of the transactions on the expected timetable and the absence of unforeseen circumstances and excluding the expected costs in respect of improvements to the efficiency and effectiveness of our Group-wide functions referred to above, the remaining costs of circa £100 million to £125 million are expected to be incurred in the second half of 2019.

IFRS profit for the period from discontinued operations

IFRS profit from discontinued operations
	Actual exchange rate
	Half year 2019 £m	Half year 2018 £m	Change %
Operating profit based on longer-term investment returns before tax
Long-term business	496	487	2
General insurance commission	2	19	(89)
Asset management	239	272	(12)
Head office costs	(21)	-	n/a
Operating profit based on longer-term investment returns before restructuring costs	716	778	(8)
Restructuring costs	(29)	(42)	31
Total operating profit based on longer-term investment returns before tax	687	736	(7)

Non-operating profit (loss)	130	(635)	n/a
Profit before tax attributable to shareholders	817	101	n/a
Tax charge attributable to shareholders' returns	(172)	(18)	n/a
Profit for the period	645	83	n/a

M&GPrudential operating profit, before restructuring costs, was 8 per cent lower at £716 million. Life insurance operating profit increased by 2 per cent to £496 million (2018: £487 million). Within this total, the contribution from our core6 with-profits and in-force annuity business was £345 million (2018: £255 million), including higher annuity income (mainly driven by higher asset related gains) and an increased transfer to shareholders from the with-profits funds of £161 million (2018: £157 million). These transfers included a 20 per cent increase in the contribution from the PruFund business of £30 million (2018: £25 million).

The balance of the life insurance result reflects the contribution from other elements which are not expected to recur at the same level.This includes the £127 million benefit (2018: £nil) of updates to annuitant mortality assumptions, which reflect a recent slowdown in life expectancy improvements, and the adoption of the Continuous Mortality Investigation (CMI) 2017 model, albeit with an uplift to the calibration such that additional liabilities are held to cover potential differences in experience between the PAC policyholder portfolio and the England and Wales population.

The non-core result in the prior period included a one-off £166 million insurance recovery, related to the costs of reviewing internally vesting annuities sold without advice after July 2008.

The reduction in general insurance commissions reflects the planned termination of a distribution agreement and replacement with a brand sharing arrangement.

Asset management operating profit decreased 12 per cent to £239 million as a result of lower revenues following net fund outflows during the second half of 2018 and 2019 which reduced the average level of funds managed by M&G Investments to £263.8 billion (2018: £285.3 billion). The cost-income ratio of 57 per cent (2018: 54 per cent) was also affected by the lower revenues. Costs were flat in absolute terms.

Overall assets under management were £341.1 billion at 30 June 2019, up from £321.2 billion at 31 December 2018. External funds under management were up 4 per cent from 31 December 2018 to £153.0 billion at 30 June 2019, as a result of positive market developments. These positive effects were offset partially by institutional net outflows of £0.3 billion and wholesale and direct net outflows of £4.3 billion over the period. Overall, investor risk aversion remains high amid political uncertainties including Brexit. Internal assets under management increased moderately over the period to £188.1 billion at 30 June 2019 (31 December 2018: £174.3 billion). Net flows to PruFund remain positive at £3.5 billion, although below the prior period level due to the lower level of defined benefit pension transfers seen across the market generally.

M&GPrudential remains on track to deliver the announced annual shareholder cost savings of circa £145 million by 2022 for a shareholder investment of circa £250 million. Restructuring costs of £29 million (2018: £42 million) include investment spend of £26 million in relation to its merger and transformation programme and bring the cumulative cost to £169 million, on an IFRS basis, since the project began.

Profit after tax for the period was £645 million (2018: £83 million), a result of a substantial positive swing in non-operating profit. Non-operating profit over the first half of 2019 was £130 million, reflecting favourable revaluation effects on fixed income assets supporting the capital of the shareholder-backed annuity business. This compares with a loss of £635 million in the prior period, which included a loss of £513 million arising from the reinsurance of a portfolio of annuity contracts with Rothesay Life, and negative revaluation movements on shareholder assets.

IFRS effective tax rates
In the first half of 2019, the effective tax rate on IFRS operating profit based on longer-term investment returns from continuing operations was 16 per cent (2018: 17 per cent). This reflects a lower effective tax rate in Asia as a result of investment returns in the first half of 2019 which are not taxable. The effective tax rate on the total IFRS profit from continuing operations was less than 1 per cent in the first half of 2019 (2018: 20 per cent). The lower rate is mainly due to non-operating taxable losses arising in the US.

The effective tax rate on IFRS operating profit based on longer-term investment returns from discontinued operations was 21 per cent (2018: 19 per cent). The effective tax rate on the total IFRS profit from discontinued operations was 21 per cent in the first half of 2019 (2018: 18 per cent).

New business performance

Life EEV new business profit and APE new business sales (APE sales) from continuing operations
	Actual exchange rate						Constant exchange rate
	Half year 2019 £m		Half year 2018 £m		Change %		Half year 2018 £m		Change %
	APE sales	New business profit	APE sales	New business profit	APE sales	New business profit	APE sales	New business profit	APE sales	New business profit
Asia	1,978	1,295	1,736	1,122	14	15	1,806	1,178	10	10
US	831	348	816	466	2	(25)	868	495	(4)	(30)
Total continuing operations	2,809	1,643	2,552	1,588	10	3	2,674	1,673	5	(2)

Life insurance new business APE sales from continuing operations increased by 5 per cent (10 per cent on an actual exchange rate basis) to £2,809 million, and life insurance new business profit from continuing operations was down 2 per cent (up 3 per cent on an actual exchange rate basis) to £1,643 million, driven in part by lower interest rates. Excluding the effect of lower interest rates and other economic factors, new business profit would have been 4 per cent higher than the prior period.

In Asia, new business profit was 10 per cent higher at £1,295 million (15 per cent on an actual exchange rate basis), in line with the increase in APE sales. The increase in new business profit of £117 million, on a constant exchange rate basis, reflects the £138 million positive movement attributable to sales volume together with the combined positive effect of business and product mix and other items, offset partly by the negative £21 million effect of changes in interest rates and other economic assumptions. Regular premium contracts, which provide a high level of recurring income, continue to account for 93 per cent of APE sales, and the proportion of new sales represented by health and protection products, that has an earnings profile that is significantly less correlated to investment markets, remains high at 27 per cent (2018: 28 per cent).

APE sales were up 10 per cent in the period, and 13 per cent higher excluding Hong Kong, which had exceptional growth in the second quarter of 2018 following the launch of two new insurance products. 11 life markets reported positive APE growth in the period, led by 45 per cent growth in China JV, which reflects higher levels of bancassurance sales. In Indonesia, while market conditions remain challenging, APE sales improved in the second quarter supported by enhanced product initiatives, contributing to growth of 4 per cent in the first half of the year.

New business profit growth was broad-based, with 10 markets achieving positive growth. In Hong Kong, new business profit was 6 per cent higher at £826 million, led by a strong agency performance. In China JV, new business profits increased by 29 per cent to £98 million as a result of higher sales. In Singapore, new business profit was 13 per cent higher, reflecting increased regular premium and retail protection sales volumes. In Indonesia, new business profit increased by 8 per cent to £66 million, reflecting higher APE sales, product mix and favourable interest rate movements. Other markets also delivered strong expansion in the first half of 2019, with total Asia new business profit up 10 per cent.

In the US, new business profit decreased by 30 per cent to £348 million (down 25 per cent on an actual exchange rate basis). This decline in new business profit reflects a 4 per cent reduction in overall APE sales, the unfavourable impact of £75 million from changes in interest rates and other economic assumptions, and a more diverse retail product mix with materially higher fixed index annuity sales alongside lower sales of higher margin variable annuity products.

Life EEV new business profit and APE new business sales (APE sales) from discontinued operations
	Actual exchange rate
	Half year 2019 £m		Half year 2018 £m		Change %
	APE sales	New business profit	APE sales	New business profit	APE sales	New business profit
Discontinued operations	705	152	770	179	(8)	(15)

In M&GPrudential, new business profit decreased to £152 million, down 15 per cent as a result of an 8 per cent reduction in APE sales and a slightly lower APE margin. The decline in APE sales reflects reduced individual pension production particularly related to lower levels of defined benefit transfers compared with particularly high volumes in the prior period. The reduction in new business margin reflects the impact of £7 million from lower interest rates in the period combined with the effect of changes in product mix.

Post-tax profit - EEV
	Actual exchange rate			Constant exchange rate
	Half year 2019 £m	Half year 2018 £m	Change %	Half year 2018 £m	Change %
Post-tax operating profit based on longer-term investment returns from continuing operations
Asia
Long-term business	2,127	1,753	21	1,834	16
Asset management	91	77	18	79	15
Total	2,218	1,830	21	1,913	16

US
Long-term business	793	1,005	(21)	1,068	(26)
Asset management	11	(2)	650	(2)	650
Total	804	1,003	(20)	1,066	(25)

Other income and expenditure	(361)	(340)	(6)	(341)	(6)
Restructuring costs	(20)	(18)	(11)	(18)	(11)
Post-tax operating profit based on longer-term investment returns from continuing operations	2,641	2,475	7	2,620	1
Non-operating items:
Short-term fluctuations in investment returns	2,229	(965)	n/a	(1,021)	n/a
Effect of changes in economic assumptions	(1,371)	610	n/a	656	n/a
Mark-to-market value movements on core structural borrowings	(492)	579	n/a	580	n/a
Loss attaching to corporate transactions	(24)	(48)	n/a	(50)	n/a
Post-tax profit for the period from continuing operations	2,983	2,651	13	2,785	7
Post-tax profit for the period from discontinued operations	1,281	317	304	317	304
Post-tax profit for the period	4,264	2,968	44	3,102	37

EEV earnings per share
	Actual exchange rate			Constant exchange rate
	Half year 2019 pence	Half year 2018 pence	Change %	Half year 2018 pence	Change %
Basic earnings per share based on post-tax operating profit
From continuing operations	102.1	96.2	6	101.8	-
Basic earnings per share based on post-tax total profit
From continuing operations	115.3	103.0	12	108.2	7
From discontinued operations	49.6	12.3	303	12.3	303
	164.9	115.3	43	120.5	37

EEV operating profit from continuing operations
On an EEV basis, Group post-tax operating profit based on longer-term investment returns from continuing operations increased 1 per cent (7 per cent on an actual exchange rate basis) to £2,641 million in the first half of 2019.

EEV operating profit includes new business profit from the Group's life business, which decreased by 2 per cent (up 3 per cent on an actual exchange rate basis) to £1,643 million. It also includes in-force life business profit of £1,277 million, which was 4 per cent higher than prior year (up 9 per cent on an actual exchange rate basis).

In Asia, EEV life operating profit was up 16 per cent to £2,127 million, driven by 10 per cent growth in new business profit and in-force profit growth of 27 per cent, which reflects a growing in-force base and includes the beneficial effect of assumption changes and ongoing positive experience variances.

Jackson's EEV life operating profit was down 26 per cent to £793 million. This reflects a 30 per cent decrease in new business profit to £348 million and lower expected returns from the in-force business in part due to a lower discount rate applied, following the decline in interest rates in the period.

EEV non-operating items from continuing operations
Positive short-term fluctuations of £2,229 million primarily reflect higher than expected returns on equities and other investments held by the Group's US separate accounts and by the with-profits and unit-linked funds businesses in Asia. These positive effects have been offset partly by losses on equity derivatives held by the US business to manage market exposures arising from the guarantees provided on its annuity products.

Offsetting short-term fluctuations is a £1,371 million adverse effect from economic assumption changes in the period, principally reflecting the impact of lower interest rates on the projected future fund growth rates for the variable annuity business in the US and for participating businesses in Hong Kong and Singapore. These projected lower growth rates reduce the expected growth in fund values for policyholders and hence the expected profitability for shareholders.

EEV post-tax profit for the period from discontinued operations
Post-tax profit from discontinued operations of £1,281 million (2018: £317 million) increased over the prior year primarily driven by higher than expected returns on equities and investments held by the UK with-profits fund and unrealised gains on the bonds backing the shareholder annuity business, following falls in interest rates in the period.

Free surplus generation from continuing operations7
	Actual exchange rate			Constant exchange rate
	Half year 2019 £m	Half year 2018 £m	Change %	Half year 2018 £m	Change %
Asia	935	850	10	876	7
US	1,097	773	42	822	33
Operating free surplus generated from in-force life business and asset management before restructuring costs	2,032	1,623	25	1,698	20
Restructuring costs	(14)	(10)	(40)	(10)	(40)
Operating free surplus generated from in-force life business and asset management	2,018	1,613	25	1,688	20
Investment in new business	(516)	(440)	(17)	(461)	(12)
Operating free surplus generated	1,502	1,173	28	1,227	22
Non-operating profit (loss)	268	(656)
Net cash flows to parent company	(851)	(733)
Exchange movements on foreign operations, timing differences and other items	109	(347)
Total movement in free surplus from continuing operations	1,028	(563)
Free surplus at 1 January from continuing operations	4,201	4,398
Free surplus at 30 June from continuing operations	5,229	3,835

Free surplus generation is the financial metric we use to measure the internal cash generation of our business operations and is based (with adjustments) on the capital regimes that apply locally in the various jurisdictions in which our life businesses operate. For life insurance operations, it represents amounts emerging from the in-force business during the period, net of amounts reinvested in writing new business. For asset management businesses, it equates to post-tax operating profit for the period.

In the first half of 2019, operating free surplus generation from our continuing life insurance and asset management business, before investment in new business, increased by 20 per cent to £2,018 million (increased by 25 per cent on an actual exchange rate basis). In Asia, growth in the in-force life portfolio, combined with post-tax asset management profit from Eastspring, contributed to free surplus generation of £935 million, up 7 per cent. After allowing for investment in new business, Asia free surplus generation was £685 million, up 13 per cent. In the US, in-force free surplus generation increased by 33 per cent reflecting a £274 million benefit following the integration of the recently acquired John Hancock business. After allowing for investment in new business, US free surplus generation was £831 million, up 32 per cent.

Although new business profit decreased by 2 per cent, the amount of free surplus invested in writing new life business in the period was higher at £516 million (2018: £461 million). This reflects increased new business investment in the US as a result of a more diversified new business mix, notably driven by substantial growth in fixed index annuities, which represented 11 per cent of total US APE sales in the period, up from 2 per cent in the first six months of 2018.

After funding cash remittances from the business units to the Group, recognition of the profit attaching to the disposal of businesses, and other movements, which includes market movements, the closing value of free surplus in our continuing life and asset management operations was £5.2 billion at 30 June 2019.

We continue to manage cash flows across the Group with a view to achieving a balance between ensuring sufficient remittances are made to service central requirements (including paying the external dividend) and maximising value to shareholders through retention and reinvestment of capital in business opportunities.

Cash remitted by the business units to the Group8
	Actual exchange rate
	Half year 2019 £m	Half year 2018 £m
From continuing operations
Asia	451	391
US	400	342
Other UK (including Prudential Capital)	5	37
From discontinued operations
M&GPrudential	356	341
Net cash remitted by business units	1,212	1,111
Holding company cash at 30 June	2,365	2,210

Cash remitted to the Group by business units in the first half of 2019 amounted to £1,212 million. Higher remittances of £451 million from Asia include the £191 million of proceeds from the reduction in the Group's shareholding in ICICI Prudential. US remittances increased to £400 million from £342 million in the prior period with the full remittance from Jackson received in the first half of the year. Going forwards, a more balanced cash remittance profile, between the first half and second half of the year, is under consideration. The remittance from M&GPrudential of £356 million was 4 per cent higher than the equivalent remittance in the first half of 2018.

Cash remitted to the Group in the first half of 2019 was used to meet central costs of £222 million (2018: £219 million) and pay the 2018 second interim dividend of £870 million. Corporate activities and other cash flows were negative £999 million (2018: negative £106 million), driven by net debt redemption of £400 million within the period, cash costs paid in respect of the demerger of £166 million and other transactions including payments for bancassurance distribution agreements. This led to holding company cash decreasing from £3,236 million to £2,365 million over the first half of 2019.

Reflecting the rebalancing of holding company cash stock pre-demerger, potential Asian investment opportunities and demerger related costs, holding company cash is anticipated to reduce in the second half of 2019 from the level at 30 June 2019.

Post-demerger, a lower level of holding company cash will be held centrally, commensurate with the reduced size of the Group post-demerger and ensuring sufficient resources are available to provide a buffer to support the retained businesses in stress scenarios and to provide liquidity to service debt, other central expenses and dividends.

Capital position, financing and liquidity
Capital position

Analysis of movement in Group shareholder Solvency II surplus9
	2019 £bn	2018 £bn
	Half year	Half year	Full year
Solvency II surplus at 1 January	17.2	13.3	13.3
Operating experience	2.1	1.8	4.2
Non-operating experience (including market movements)	(1.5)	-	(1.2)
M&GPrudential transactions	-	0.1	0.4
Other capital movements:
Net subordinated debt (redemption)/issuance	(0.4)	-	1.2
Foreign currency translation impacts	-	0.1	0.5
Dividends paid	(0.9)	(0.8)	(1.2)
Model changes	0.2	(0.1)	-
Estimated Solvency II surplus at end of period	16.7	14.4	17.2

The Group Shareholder Solvency II position shown relates to the Group's pre-demerger structure, and includes the discontinued M&GPrudential business.

The Group's shareholders' Solvency II capital surplus10,11 was estimated at £16.7 billion at 30 June 2019 (equivalent to a solvency ratio of 222 per cent), compared with £17.2 billion (232 per cent) at 31 December 2018. Operating experience of £2.1 billion (31 December 2018: £4.2 billion) which included £0.3 billion related to the recently acquired John Hancock business, was more than offset by non-operating experience of £1.5 billion, including the effect of distribution deals of £0.6 billion, dividends to shareholders in the period of £0.9 billion and net debt redemption of £0.4 billion.

Local Capital Summation Method
Following the proposed demerger of M&GPrudential from Prudential plc, the Hong Kong Insurance Authority (IA) will assume the role of the Group-wide supervisor for the retained Group (excluding M&GPrudential). The retained Group will no longer be subject to Solvency II capital requirements. Ultimately, Prudential plc will become subject to the Group Wide Supervision (GWS) framework which is currently under development by the Hong Kong IA for the industry and is not expected to come into force until the second half of 2020 (subject to the legislative process) at the earliest.

Until Hong Kong's GWS framework comes into force, Prudential will apply the Local Capital Summation Method (LCSM) that has been agreed with the Hong Kong IA to determine Group regulatory capital requirements (both minimum and prescribed levels). The summation of local statutory capital requirements across the retained Group will be used to determine Group regulatory capital requirements, with no allowance for diversification between business operations. The Group available capital will be determined by the summation of available capital across local solvency regimes for regulated entities and IFRS net assets (with adjustments) for non-regulated entities. The Hong Kong IA has yet to make any final decisions regarding the GWS framework for the industry and it continues to consider and consult on the proposed legislation and related guidelines. The amounts below should not therefore be interpreted as representing the results or requirements under the industry-wide GWS framework and are not intended to provide a forecast of the eventual position. For further information see note I(i)(b) of the Additional financial information.

The Prudential Group shareholder LCSM surplus of available capital over the Group minimum capital requirement at 30 June 2019, excluding M&GPrudential, was £7.4 billion before allowing for the payment of the first interim ordinary dividend, as shown in the table below. The table also shows the adjustments needed to that position to estimate the pro forma shareholder LCSM capital position assuming the proposed demerger of M&GPrudential from Prudential plc had completed as at 30 June 2019.

	30 June 2019 £bn
Estimated Prudential Group shareholder LCSM capital position	As reported	Adjustments	Pro forma
Available Capital12	10.6	+0.3	10.9
Minimum Required Capital	3.2	-	3.2
LCSM surplus	7.4	+0.3	7.7
LCSM ratio (%)	332%	+8%	340%

The adjustments as shown in the table above, which result in an increase in surplus of £0.3 billion, represent the estimated impact on the retained Prudential Group shareholder LCSM capital position of the proposed demerger. The adjustments are based on current indicative estimates and are subject to change, which include:
-      A reduction of £2.9 billion for the expected impact of the transfer of subordinated debt to M&GPrudential by substituting M&GPrudential in the place of Prudential as issuer of such debt. The £2.9 billion represents debt capable of being substituted that was held at 30 June 2019. A further £0.3 billion was raised in July bringing the total of subordinated debt expected to be transferred to £3.2 billion;
-      An increase for the expected proceeds of £3.0 billion from a pre-demerger dividend to be paid by M&GPrudential to Prudential plc shortly before demerger, together with planned dividends of £0.3 billion expected to be paid earlier. All dividends are subject to the customary legal and governance considerations required before approval by the M&GPrudential Board; and
-      A reduction of £0.1 billion for expected directly attributable transaction costs associated with the proposed demerger that have yet to be incurred at 30 June 2019. Total demerger costs are discussed above in IFRS basis non-operating items from continuing operations.

No account has been taken of any trading and other changes in financial position of the Prudential Group after 30 June 2019, thus the pro forma shareholder LCSM capital position does not reflect the actual shareholder LCSM capital position of the retained Prudential Group following the completion of the proposed demerger.

Local statutory capital
All of our subsidiaries continue to hold appropriate capital levels on a local regulatory basis.

In the US, total adjusted capital was £3.9 billion13 at 30 June 2019 (US$4.9 billion), a £0.5 billion13 (US$0.6 billion) reduction over the period, mainly reflecting £0.6 billion13 (US$0.8 billion) of operating capital generation, offset by the payment of an increased £400 million13(US$525 million) remittance to the Group alongside £0.8 billion13 (US$1.0 billion) of hedging losses net of reserve movements. Jackson's risk-based capital (RBC) ratio was estimated at above 400 per cent at 30 June 2019, which under the local regulator's 'permitted practice', excludes gains attributable to the valuation of interest rate swaps (if these were included the RBC ratio would be approximately 45 percentage points higher). Operating capital generation includes a favourable reserve release of £0.3 billion13 (US$0.4 billion) net of tax resulting from the block of business acquired from John Hancock in 2018.

The M&GPrudential Group has requested approval from the Prudential Regulatory Authority (PRA) to amend the group internal model to apply at the level of the M&GPrudential Group, rather than at the level of the existing Prudential Group. The decision is pending and is expected to be provided shortly before the planned demerger, such that the Prudential Group internal model remains in place until the demerger with M&GPrudential's model commencing from this point. The results set out below should not be interpreted as representing the Pillar I output from an approved Solvency II internal model for M&GPrudential and are subject to change. Based on the assumptions that underpin the current approved Group internal model, the estimated shareholder Solvency II surplus for the M&GPrudential Group at 30 June 2019 was £3.9 billion. The estimated pro forma position, assuming that the proposed demerger of M&GPrudential from Prudential plc had been completed as at 30 June 2019 based on the operating environment and economic conditions as at that date, was £3.9 billion19 (equivalent to a cover ratio14 of 169 per cent). Further information can be found in note I(i)(a) of the Additional financial information section.

Debt portfolio
The Group continues to maintain a high-quality defensively positioned debt portfolio. Shareholders' exposure to credit is concentrated in the UK and Europe annuity portfolio and the US general account, mainly attributable to Jackson's fixed annuity portfolio. The credit exposure is well diversified and 97 per cent of our M&GPrudential portfolio and 96 per cent of our US portfolio are investment grade15. 10 per cent of the US portfolio is in US treasuries (31 December 2018: 10 per cent). During the first half of 2019, default losses were minimal and reported impairments in the US portfolio were £1 million (2018: £2 million).

Financing and liquidity

Shareholders' net core structural borrowings
	30 June 2019 £m			30 June 2018 £m			31 December 2018 £m
	IFRS basis	Mark-to-market value	EEV basis	IFRS basis	Mark-to-market value	EEV basis	IFRS basis	Mark-to-market value	EEV basis
Subordinated debt that is capable of being substituted to M&GPrudential (as at 30 June 2019)	3,089	209	3,298	1,287	80	1,367	2,919	64	2,983
Other core structural borrowings	4,352	402	4,754	5,080	71	5,151	4,745	119	4,864
Total borrowings of shareholder-financed businesses	7,441	611	8,052	6,367	151	6,518	7,664	183	7,847
Less: Holding company cash and short-term investments	(2,365)	-	(2,365)	(2,210)	-	(2,210)	(3,236)	-	(3,236)
Net core structural borrowings of shareholder-financed businesses	5,076	611	5,687	4,157	151	4,308	4,428	183	4,611
Gearing ratio*	21%			21%			20%
*     Net core structural borrowings as proportion of IFRS shareholders' funds plus net debt, as set out in note II of the Additional financial information.

The Group had central cash resources of £2.4 billion at 30 June 2019 (31 December 2018: £3.2 billion). Total core structural borrowings decreased by £0.2 billion, from £7.6 billion to £7.4 billion in the first half of 2019, following the redemption of £400 million 11.375 per cent tier 2 Subordinated Notes in May 2019, offset partly by a £169 million increase in the IFRS debt value as a result of the agreement in the first half of 2019 of holders of two tranches of bonds to permit substitution of M&GPrudential as the issuer of these bonds in place of Prudential plc at demerger (see note C.6.1(vi) of the IFRS financial statements for further information).

Prior to the proposed demerger, the Group expects to rebalance its debt capital across Prudential plc and M&GPrudential. This will include the ultimate holding company of M&GPrudential becoming an issuer of debt following substitution from Prudential plc. Based on the operating environment and economic conditions as at 30 June 2019, the total debt expected to be transferred valued at original proceeds less unamortised transaction costs is £3.2 billion, compared with the circa £3.5 billion as previously indicated. Of the £3.2 billion, £2.9 billion was held by Prudential plc at 30 June 2019 (IFRS value of £3.1 billion), with a further £0.3 billion raised in July 2019. Following the substitution Prudential plc is expected to have core structural borrowings valued under IFRS at £4.4 billion at 30 June 2019. As set out in the 'local statutory capital' section above, the shareholder Solvency II ratio of M&GPrudential at 30 June 2019, assuming the demerger had taken place at this date and hence the debt described above had been substituted, was 169 per cent. This is based on assumptions at 30 June 2019 and does not allow for any further trading or change in environment and economic conditions, material changes in which may lead to a different outcome.

In addition to its net core structural borrowings of shareholder-financed businesses set out above, the Group also has access to funding via the money markets and has in place an unlimited global commercial paper programme. As at 30 June 2019, we had issued commercial paper under this programme totalling US$828 million, to finance non-core borrowings.

As at 31 December 2018, the Group had a total of £2.6 billion of undrawn committed facilities, expiring in 2023. In preparation for the demerger of M&GPrudential from Prudential plc, since the year end, these facilities have been replaced with two separate committed facilities totalling £3.5 billion expiring in 2024. Of this amount, £2.0 billion of committed facilities are held by Prudential plc and £1.5 billion of facilities are held by M&GPrudential. Up to the point of demerger, Prudential plc has access to the whole amount through an internal committed facility. No amounts have been drawn under these facilities and there were no amounts outstanding at 30 June 2019. Access to further liquidity is available through the debt capital markets and a commercial paper programme in place, and Prudential plc has maintained a consistent presence as an issuer in the market for the past decade. The medium-term note programme, the US shelf programme (platform for issuance of SEC registered public bonds in the US market), the commercial paper programme and the committed revolving credit facilities are all available for general corporate purposes and to support the liquidity needs of Prudential's holding company, and are intended to maintain a flexible funding capacity.

In addition to the Group's traditional sources of liquidity and financing, Jackson also has access to funding via the Federal Home Loan Bank of Indianapolis secured by collateral posted by Jackson. Given the wide range of Jackson's product set and breadth of its customer base including retail, corporate and institutional, further sources of liquidity also include premiums and deposits.

Shareholders' funds
	IFRS			EEV
	2019 £m	2018 £m		2019 £m	2018 £m
	Half year	Half year	Full year	Half year	Half year	Full year
Profit after tax for the period16	1,535	1,355	3,010	4,259	2,967	4,585
Exchange movements, net of related tax	98	69	348	225	523	1,706
Unrealised gains and losses on US fixed income securities classified as available-for-sale17	1,726	(908)	(1,083)	-	-	-
Dividends	(870)	(840)	(1,244)	(870)	(840)	(1,244)
Mark-to-market value movements on Jackson assets backing surplus and required capital	-	-	-	137	(32)	(95)
Other	(66)	119	131	(117)	127	132
Net increase (decrease) in shareholders' funds	2,423	(205)	1,162	3,634	2,745	5,084
Shareholders' funds at beginning of the period	17,249	16,087	16,087	49,782	44,698	44,698
Shareholders' funds at end of the period	19,672	15,882	17,249	53,416	47,443	49,782
Shareholders' value per share1,18	757p	613p	665p	2,055p	1,830p	1,920p

Group IFRS shareholders' funds in the six months to 30 June 2019 increased by 14 per cent to £19.7 billion (31 December 2018: £17.2 billion on an actual exchange rate basis), driven by the strength of the operating result, offset by dividend payments of £870 million. During the period, UK sterling has weakened relative to the US dollar and various Asian currencies, which generated a positive exchange rate movement on the net assets in the period. In addition, the decrease in US long-term interest rates between the start and the end of the reporting period produced unrealised gains on fixed income securities held by Jackson accounted for through other comprehensive income.

If the demerger had occurred at 30 June 2019, shareholders' equity would have been reduced by £5.1 billion to £14.6 billion19. For further information see note I(vii) of the Additional financial information.

The Group's EEV basis shareholders' funds also increased by 7 per cent to £53.4 billion (31 December 2018: £49.8 billion on an actual exchange rate basis). On a per share basis, the Group's embedded value at 30 June 2019 equated to 2,055 pence18, up from 1,920 pence18 at 31 December 2018.

Financial implications of corporate transactions

Renewal and expansion of regional strategic bancassurance alliance with UOB
In January 2019, Prudential and UOB renewed their regional bancassurance alliance until 2034, extending the scope to include a fifth market, Vietnam, alongside our existing footprint across Singapore, Malaysia, Thailand and Indonesia. Under the terms of the renewal, Prudential's life insurance products will be distributed through UOB's extensive network of more than 400 branches in five markets, providing access to over four million UOB customers. In addition, Prudential will use its digital capabilities to deliver protection-focused propositions to aid UOB's digital bank expansion and customer acquisition aspirations. An initial fee of £662 million20 will be paid under the agreement which will be funded through internal resources. This amount will be paid in three instalments. £230 million20 was paid in February 2019 with £331 million20 to be paid in January 2020 and £101 million20 to be paid in January 2021.

Partnership with OVO in Indonesia
In June 2019, Prudential announced a strategic partnership with PT Visionet International (OVO), a leading digital payments, rewards and financial services platform in Indonesia. Prudential and OVO will develop jointly new and comprehensive digital propositions for customers encompassing wellness, health and wealth products and services. Prudential and OVO customers will have the convenience of transacting online with electronic underwriting, e-payments, e-claims and access to Prudential's wide hospital network, complementing the face-to-face service from Prudential's financial consultants in 160 cities. We believe the partnership enhances Prudential's reach in one of Asia's largest insurance markets with a digitally-savvy population.

Acquisition of majority stake in Group Beneficial
In July 2019, Prudential plc completed its acquisition of a 51 per cent stake in Group Beneficial (Beneficial), one of the leading life insurers in Cameroon, Côte d'Ivoire and Togo. Beneficial provides savings and protection products to over 300,000 customers through 41 branches and more than 2,000 agents. The acquisition enhances Prudential's growing scale in Africa.

Partial disposal of India life insurance associate
In March 2019, the Group reduced its shareholding in ICICI Prudential Life Insurance Company, an Indian associate, from 25.8 per cent to 22.1 per cent. The proceeds from the sale of shares were £191 million resulting in a gain of £150 million before tax. ICICI Prudential Life Insurance Company remains an associate of the Group.

Disposal of Vietnam consumer finance business
In June 2019, the Group completed the sale of Prudential Vietnam Finance Company Limited, its Vietnam consumer finance subsidiary for proceeds of £119 million, resulting in a profit on disposal of £55 million before tax.

Acquisition of majority stake in Thanachart Fund Management
In August 2019, the Group announced that it had entered into a binding memorandum of understanding with Thanachart Bank to acquire a controlling stake in Thanachart Fund Management Co., Ltd. (TFUND) and expects to enter into definitive agreements by the end of the year. TFUND is the 9th largest mutual fund manager in Thailand, with total assets under management of over £5 billion as at 31 December 2018. The proposed acquisition will be subject to local regulatory approvals.

Notes
1    See note II of the Additional financial information for definition and reconciliation to IFRS balances.
2    Asia insurance revenues include spread income, fee income, with-profits, insurance margin and expected return on shareholder assets.
3    Includes money market funds.
4    Annualised interest cost is calculated based on core structural borrowings held at 30 June 2019, using exchange rates at 30 June 2019, and therefore excludes interest costs relating to bonds redeemed in the period.
5    All figures for net derivative losses and related movements are net of deferred acquisition costs.
6    Core refers to the underlying profit of the M&GPrudential insurance business, excluding the effect of, for example, management actions to improve solvency and material assumption changes. Details of these are set out in note I(vi) of the Additional financial information.
7    For insurance operations, operating free surplus generated represents amounts maturing from the in-force business during the period less investment in new business and excludes non-operating items. For asset management businesses, it equates to post-tax operating profit for the period. Restructuring costs are presented separately from the underlying business unit amount. Further information is set out in note 9 of the EEV basis results.
8    Net cash remitted by business units are included in the Holding company cash flow, which is disclosed in detail in note I(iii) of the Additional financial information. This comprises dividends and other transfers from business units that are reflective of emerging earnings and capital generation.
9    The methodology and assumptions used in calculating the Solvency II capital results are set out in note I(i) of the Additional financial information.
10  The Group shareholder capital position covers continuing and discontinued operations and excludes the contribution to own funds and the Solvency Capital Requirement from ring-fenced with-profits funds and staff pension schemes in surplus. The estimated solvency positions include management's calculation of UK transitional measures reflecting operating and market conditions at each valuation date, which as at 31 December 2018 reflected the approved regulatory position.
11  Estimated before allowing for first interim ordinary dividend (31 December 2018: second interim ordinary dividend).
12  Includes £2.9 billion of subordinated debt that is expected to be transferred to M&GPrudential pre-demerger and hence has not been 'grandfathered' with the Hong Kong IA.
13  Movements in the period have been translated at the average exchange rates for the period ended 30 June 2019, apart from remittances to the Group which reflect the exchange rate applied to the transaction. The closing balance has been translated at the closing spot rates as at 30 June 2019.
14  The M&GPrudential shareholder Solvency II ratio is measured as the ratio of Solvency II own funds to the Solvency Capital Requirement. It excludes the contribution to own funds and the Solvency Capital Requirement from ring-fenced with-profits funds and staff pension schemes in surplus and includes management's calculation of UK transitional measures reflecting operating and market conditions at each valuation date.
15  Based on hierarchy of Standard & Poor's, Moody's and Fitch, where available and if unavailable, NAIC and internal ratings have been used.
16  Excluding profit for the year attributable to non-controlling interests.
17  Net of related charges to deferred acquisition costs and tax.
18  For EEV shareholders' value per share, see note C of the Additional EEV financial information.
19  No account has been taken of any trading and other changes in financial position of the Prudential Group after 30 June 2019, thus the pro forma financial position does not reflect the actual financial position of the retained Prudential Group following the completion of the proposed demerger.
20  Translated using a Singapore dollar: Sterling foreign exchange rate of 1.7360.

The following tables are a summary of key financial disclosures in the Chief Financial Officer's report and the IFRS and EEV basis results

Financial highlights

Life APE new business sales (APE sales)1
	Actual exchange rate			Constant exchange rate
	Half year 2019 £m	Half year 2018 £m	Change %	Half year 2018 £m	Change %
Asia	1,978	1,736	14	1,806	10
US	831	816	2	868	(4)
Total continuing operations	2,809	2,552	10	2,674	5
Discontinued operations	705	770	(8)	770	(8)
Total Group	3,514	3,322	6	3,444	2

Life EEV new business profit and investment in new business from continuing operations
	Actual exchange rate						Constant exchange rate
	Half year 2019 £m		Half year 2018 £m		Change %		Half year 2018 £m		Change %
	New business profit	Free surplus invested in new business	New business profit	Free surplus invested in new business	New business profit	Free surplus investment in new business	New business profit	Free surplus investment in new business	New business profit	Free surplus investment in new business
Asia	1,295	250	1,122	260	15	(4)	1,178	269	10	(7)
US	348	266	466	180	(25)	48	495	192	(30)	39
Total continuing operations	1,643	516	1,588	440	3	17	1,673	461	(2)	12

IFRS profit
	Actual exchange rate			Constant exchange rate
	Half year 2019 £m	Half year 2018 £m	Change %	Half year 2018 £m	Change %
Operating profit based on longer-term investment returns before tax from continuing operations2
Asia
Long-term business	1,095	927	18	963	14
Asset management	103	89	16	92	12
Total	1,198	1,016	18	1,055	14

US
Long-term business	1,203	1,001	20	1,064	13
Asset management	12	1	n/a	1	n/a
Total	1,215	1,002	21	1,065	14

Total segment profit from continuing operations	2,413	2,018	20	2,120	14

Other income and expenditure	(366)	(329)	(11)	(331)	(11)
Total operating profit based on longer-term investment returns before tax and restructuring costs	2,047	1,689	21	1,789	14
Restructuring costs3	(23)	(20)	(15)	(20)	(15)
Total operating profit based on longer-term investment returns before tax from continuing operations	2,024	1,669	21	1,769	14
Non-operating items:
Short-term fluctuations in investment returns on shareholder-backed business	(1,124)	9	n/a	8	n/a
Amortisation of acquisition accounting adjustments	(17)	(22)	23	(23)	26
Gain (loss) on disposal of businesses and corporate transactions	13	(57)	n/a	(60)	n/a
Profit from continuing operations before tax attributable to shareholders' returns	896	1,599	(44)	1,694	(47)
Tax charge attributable to shareholders' returns	(1)	(326)	100	(343)	100
Profit for the period from continuing operations	895	1,273	(30)	1,351	(34)
Profit for the period from discontinued operations, net of related tax	645	83	n/a	83	n/a
Profit for the period	1,540	1,356	14	1,434	7

IFRS profit from discontinued operations
	Actual exchange rate
	Half year 2019 £m	Half year 2018 £m	Change %
Operating profit based on longer-term investment returns before tax2
Long-term business	496	487	2
General insurance commission	2	19	(89)
Asset management	239	272	(12)
Head office costs	(21)	-	n/a
Operating profit based on longer-term investment returns before restructuring costs	716	778	(8)
Restructuring costs3	(29)	(42)	31
Total operating profit based on longer-term investment returns before tax	687	736	(7)

Non-operating profit (loss)	130	(635)	n/a
Profit before tax attributable to shareholders' returns	817	101	n/a
Tax charge attributable to shareholders' returns	(172)	(18)	n/a
Profit for the period	645	83	n/a

Post-tax profit - EEV4
	Actual exchange rate			Constant exchange rate
	Half year 2019 £m	Half year 2018 £m	Change %	Half year 2018 £m	Change %
Post-tax operating profit based on longer-term investment returns from continuing operations
Asia
Long-term business	2,127	1,753	21	1,834	16
Asset management	91	77	18	79	15
Total	2,218	1,830	21	1,913	16

US
Long-term business	793	1,005	(21)	1,068	(26)
Asset management	11	(2)	650	(2)	650
Total	804	1,003	(20)	1,066	(25)

Other income and expenditure	(361)	(340)	(6)	(341)	(6)
Restructuring costs3	(20)	(18)	(11)	(18)	(11)
Post-tax operating profit based on longer-term investment returns from continuing operations	2,641	2,475	7	2,620	1
Non-operating items:
Short-term fluctuations in investment returns	2,229	(965)	n/a	(1,021)	n/a
Effect of changes in economic assumptions	(1,371)	610	n/a	656	n/a
Mark-to-market value movements on core structural borrowings	(492)	579	n/a	580	n/a
Loss attaching to corporate transactions	(24)	(48)	n/a	(50)	n/a
Post-tax profit for the period from continuing operations	2,983	2,651	13	2,785	7
Post-tax profit for the period from discontinued operations	1,281	317	304	317	304
Post-tax profit for the period	4,264	2,968	44	3,102	37

Operating free surplus generated from continuing operations5
	Actual exchange rate						Constant exchange rate
	Half year 2019 £m		Half year 2018 £m		Change %		Half year 2018 £m		Change %
	Long- term	Total	Long- term	Total	Long- term	Total	Long- term	Total	Long- term	Total

Asia	594	685	513	590	16	16	528	607	13	13
US	820	831	595	593	38	40	632	630	30	32
Total continuing operations before restructuring costs	1,414	1,516	1,108	1,183	28	28	1,160	1,237	22	23
Restructuring costs3	(1)	(14)	-	(10)	n/a	(40)	-	(10)	n/a	(40)
Total continuing operations	1,413	1,502	1,108	1,173	28	28	1,160	1,227	22	22

Basic earnings per share - based on operating profit after tax
	Actual exchange rate			Constant exchange rate
	Half year 2019 pence	Half year 2018 pence	Change %	Half year 2018 pence	Change %
IFRS:
From continuing operations	65.3	53.7	22	57.0	15
EEV:
From continuing operations	102.1	96.2	6	101.8	-

Cash remitted by the business units to the Group6
	Half year 2019 £m	Half year 2018 £m	Change %
From continuing operations
Asia	451	391	15
US	400	342	17
Other UK (including Prudential Capital)	5	37	(86)
From discontinued operations
M&GPrudential	356	341	4
Total Group	1,212	1,111	9

Cash and capital - both continuing and discontinued operations
	Half year 2019	Half year 2018	Change %
First interim dividend per share relating to the reporting period	16.45p	15.67p	5
Holding company cash and short-term investments	£2,365m	£2,210m	7
Group Solvency II capital surplus7,8	£16.7bn	£14.4bn	16
Group Solvency II capital ratio7,8	222%	209%	+13pp

Group shareholders' funds (including goodwill attributable to shareholders) - both continuing and discontinued operations
	Half year 2019 £bn	Half year 2018 £bn	Change %
IFRS	19.7	15.9	24
EEV	53.4	47.4	13

	Half year 2019%	Half year 2018%
Total return on IFRS shareholders' funds9	18	17
Total return on embedded value10	17	13

	Half year 2019 pence	Half year 2018 pence	Change %
EEV shareholders' funds per share (including goodwill attributable to shareholders)10	2,055	1,830	12
EEV shareholders' funds per share (excluding goodwill attributable to shareholders)10	1,991	1,774	12

Notes
1    APE sales is a measure of new business activity that comprises the aggregate of annualised regular premiums and one-tenth of single premiums on new business written during the period for all insurance products, including premiums for contracts designated as investment contracts under IFRS 4. It is not representative of premium income recorded in the IFRS financial statements. See note II of the Additional financial information for further explanation.
2    Adjusted IFRS operating profit based on longer-term investment returns is management's primary measure of profitability and provides an underlying operating result based on longer-term investment returns and excludes non-operating items. Further information on its definition and reconciliation to profit for the period is set out in note B1 of the IFRS financial statements.
3    Restructuring costs include business transformation and integration costs.
4    The EEV basis results have been prepared in accordance with EEV principles discussed in note 1 of the EEV basis results. See note II of the Additional financial information for definition and reconciliation to IFRS balances.
5    For insurance operations, operating free surplus generated represents amounts maturing from the in-force business during the period less investment in new business and excludes non-operating items. For asset management businesses, it equates to post-tax operating profit for the period. Restructuring costs are presented separately from the underlying business unit amount. Further information is set out in note 9 of the EEV basis results.
6    Cash remitted to the Group forms part of the net cash flows of the holding company. A full holding company cash flow is set out in note I(iii) of the Additional financial information. This differs from the IFRS Condensed consolidated statement of cash flows which includes all cash flows relating to both policyholders' and shareholders' funds. The holding company cash flow is therefore a more meaningful indicator of the Group's central liquidity.
7    The Group shareholder capital position covers continuing and discontinued operations and excludes the contribution to own funds and the Solvency Capital Requirement from ring-fenced with-profits funds and staff pension schemes in surplus. The estimated solvency positions include management's calculation of UK transitional measures reflecting operating and market conditions at each valuation date.
8    Estimated before allowing for first interim ordinary dividend.
9    See note II of the Additional financial information for definition and reconciliation of IFRS balances.
10  Further information is set out in the Additional EEV financial information.

Group Chief Risk and Compliance Officer's report on the risks facing our business and how these are managed

Our Group Risk Framework and risk appetite have allowed us to control our risk exposure successfully throughout the year. Our governance, processes and controls enable us to deal with uncertainty effectively, which is critical to the achievement of our strategy of helping our customers achieve their long-term financial goals.

This section explains the main risks inherent in our business and how we manage those risks, with the aim of ensuring an appropriate risk profile is maintained. Although M&GPrudential is considered a discontinued operation and is approaching life as a fully independent business with its board and management in place, until the demerger is effected M&GPrudential's risks (as with those of the Group's other business units) are managed within the Group Risk Framework and this report reflects this position.

1.     Introduction

Group structure
The activity ongoing at M&GPrudential to combine its asset management and UK and Europe insurance businesses, and M&GPrudential's proposed demerger from the rest of the Group (announced in March 2018), requires significant and complex changes. These have continued to progress apace in 2019. The Risk function has been embedded within key work streams and with a number of important milestones in the demerger activity now completed, a clear view exists of the remaining activities and associated risks and dependencies in order to execute these changes.

A mature and well-embedded risk framework is in place and, during this period of transition, the Group Risk function has performed a defined role in providing oversight, support and risk management, as well as objective challenge to ensure the Group remains within its risk appetite. During 2019, these activities have been in the form of risk opinions, guidance and assurance on critical transformation and demerger activity for the Group and at M&GPrudential, as well as assessments and ongoing monitoring of the financial and execution risks to the demerger from external events. These include the potential market disruption from the UK's exit from the EU and the current situation in Hong Kong.

A key objective is that post-demerger there are two strong, standalone risk functions in M&GPrudential and Prudential plc that are more closely aligned to their respective key stakeholders. Planning and delivery of operational separation for the risk functions remain on track. Throughout this process, the Risk function has kept its focus on managing the risks of the growing business, in an environment which remains uncertain from a geopolitical and macroeconomic perspective.

Societal developments
Investor focus in developed economies continues to shift from the goods and services which businesses deliver to customers towards the way in which such business is conducted and how this impacts on the wider society. Developments in the business environments in which the Group operates are continually monitored to ensure that the environmental, social and governance (ESG) issues that are important to the Group's brand, reputation and long-term strategy are understood and managed, and this includes stakeholder and regulatory expectations. Technological developments continue and there is a growing expectation from consumers that the services they receive, and the manner in which it is delivered, keeps pace. Regulatory developments such as the EU General Data Protection Regulation (GDPR), and similar regulations in the US and Asia, have underlined that personal data must be held securely and its use must be transparent to the data owner. Risks around the security and use of personal data are actively managed by the Group, and regulations in data protection have been incorporated into the principles against which the business requirements are defined.

The world economy
Economic growth worldwide has been slowing since the beginning of the year, with global manufacturing contracting in May and June, led by the Eurozone, UK and some Asian economies, although the US continued to see some expansion. Services and consumption data have remained fairly robust over the first half and this has provided support to the extent of economic growth seen. Various factors have exerted downward pressure on global GDP growth over the year to date, including political tensions (in particular those related to trade policies), efforts in China to deleverage and tightened financial conditions in the US. Faced with the prospect of a slowdown in the global economy, continued subdued inflation and the potential impacts from trade tensions, the major central banks across North America, Europe and Asia have signalled a change in position towards further easing in monetary policy. Although the continuation of accommodative monetary conditions is expected to provide support for the global economy, the outlook over the rest of 2019 is likely to remain highly uncertain.

Financial markets
Financial markets suffered broadly as 2018 came to an end, driven by the substantial weakening of growth in world trade and the tightening in monetary policy being effected by central banks at that time. In the first half of 2019, most assets responded positively to the US Federal Reserve's then-indications of a potential move back towards accommodative monetary policy, which ultimately manifested in a 0.25 per cent cut in the US central bank's benchmark interest rate in early August. Bond valuations have also rallied on the back of the significant fall in interest rates over the first quarter. The announcement in early July 2019 of a resumption in trade talks between the US and China has contributed further to the increase in risk asset values. Headwinds to a continuation of positive financial market performance remain in place, in particular given that market turbulence and reduced liquidity tend to exacerbate increases in volatility. Markets remain highly susceptible to any abrupt change in risk sentiment and in particular to the signals of central banks in respect of the direction of travel in monetary policy.

(Geo)political landscape
Events in 2019 continue to show that the world is experiencing a period of global geopolitical transition and increasing uncertainty. Popular discontent has been one of the driving factors of political change, and the role of multilateral rules-based institutions that underpin global order, such as the United Nations (UN), the North Atlantic Treaty Organisation (NATO) and the World Trade Organisation (WTO) do not appear as certain as they once were. It is clear that the full long-term impacts of these global changes remain to be seen. Across the Group's key geographies we continue to see national protectionism in trade and economic policies. The UK's exit from the EU and the nature of the future relationship persists as a key uncertainty. Rising tensions in the Gulf region and China's relationship with both the US and Hong Kong remain sources of geopolitical uncertainty. As a global organisation, the Group develops plans to mitigate business risks arising against this backdrop and engages with national bodies where it can in order to ensure its policyholders, employees and other key stakeholders are not adversely impacted.

Regulations
Prudential operates in highly regulated markets across the globe, and the nature and focus of regulation and laws remains fluid. A number of national and international regulatory developments are in progress, with a continuing focus on solvency and capital standards, conduct of business, systemic risks and macroprudential policy. Such developments will continue to be monitored at a national and global level and form part of Prudential's engagement with government policy teams and regulators. Prudential announced in August 2018 that the Hong Kong Insurance Authority would be the Group-wide supervisor following the demerger of M&GPrudential, and constructive engagement continued in 2019 on the future Group-wide regulatory framework that will apply to the Group immediately after the demerger and the framework that will apply in the longer term. Similarly, M&GPrudential has been engaging closely with the PRA and FCA on the application of the existing regulatory framework in the UK to the demerged business.

2.     Key internal, regulatory, economic and (geo)political events over the past 12 months

Q3 2018	Q4 2018	Q1 2019	Q2 2019
In August, the Group announces that the Hong Kong Insurance Authority will become the Group-wide supervisor for Prudential plc after the demerger of M&GPrudential, and constructive engagement on the future regulatory relationship begins.

In July, the International Association of Insurance Supervisors (IAIS) releases consultation documents for both the Common Framework for the Supervision of Insurers (ComFrame) and Insurance Capital Standard (ICS) v2.0.
The Group submits ICS field results to the PRA in August 2018.

In September, PRA and FCA request from major banks and insurers, details of preparations and actions being undertaken to manage transition from London Inter-Bank Offered Rate (LIBOR) to alternative interest rate benchmarks.

Emerging market equities decline rapidly in August as tightening financial conditions impact economies with external funding vulnerabilities.

The US imposes tariffs on Chinese exports worth US$50 billion in July, prompting Beijing to respond in kind. Despite a temporary truce agreed at the G20 summit on 1 December, trade tensions between the two nations remains high.

The Bank of England raises rates for the second time since the 2008 financial crisis to 0.75 per cent in August, while highlighting significant Brexit-driven uncertainties to the economy.

The IAIS launches a consultation for the Holistic Framework (HF) in November, which aims to assess and mitigate systemic risk in the insurance sector and is intended to replace the current Global Systemically Important Insurer (G-SII) measures, with the aim of adoption in November 2019.

In November, the International Accounting Standards Board (IASB) tentatively delays the effective date of IFRS 17 by one year to periods beginning on or after 1 January 2022. The introduction of further amendments to this new standard will be considered.

The reduction in global accommodative monetary policy continues, with the European Central Bank (ECB) confirming that net asset purchases would cease at the end of 2018, and the US Federal Reserve raises rates for the fourth time in 2018 in December.

China reports a large manufacturing decline in December, prompting concerns of a global growth slowdown. Additional stimulus measures from the People's Bank of China are enacted.

Fears of tightening financial conditions and a global economic slowdown trigger a sharp sell-off in US equity markets, which had remained resilient through the first three quarters of 2018, while global equities fall further. The S&P 500 ends 2018 with an annual decline of circa 6 per cent. In early 2019 risk sentiment improves, contributing to a broad rally in equity markets.

In November, Jackson announces the acquisition of the group payout annuity business of John Hancock Life Insurance Company, a closed book of circa 200,000 in-force certificates representing IFRS reserves of approximately US$5.5 billion.

PPM America (PPMA) becomes the fourth Prudential Group signatory to the UN Principles for Responsible Investment in October 2018.

Democrats win control of the House of Representatives in the November US midterm elections, while the Republicans retain control of the Senate. As bipartisan disputes increase, the US government partially shuts down between late December 2018 and January 2019.

In December, the UK Parliament rejects the negotiated agreement on the UK's withdrawal from the EU. Uncertainty on the nature of the UK's exit from the EU persists as the UK government seeks to renegotiate the agreement in early 2019.

On 25 March, the Hong Kong IA and Prudential plc sign the Regulatory Letter specifying the supervisory framework immediately following the demerger of M&GPrudential.The Group has since agreed with the supervisor to apply the Local Capital Summation Method (LCSM) to determine Group regulatory capital requirements and related governance requirements until the Hong Kong IA's Group-wide Supervision Framework is finalised.

Over Q1 signs continue of a moderation in US growth and a sharper slowdown in the rest of the world, with Europe's growth expectations dropping progressively throughout the quarter. Central bank rhetoric turns dovish, and this is one of the factors driving the S&P 500 to its best quarter since Q2 2009 (rising by 13.6 per cent), along with returning positive risk sentiment. Meanwhile, yields fall sharply in response to the softening economic outlook and dovish turn by central banks. In Q2, China reports its lowest quarterly GDP growth rate in 30 years of 6.2 per cent.

In Indonesia, the Otoritas Jasa Keuangan (OJK) approves 'grandfathering' of Prudential's existing 94.6 per cent shareholding in P.T. Prudential Life Assurance, our Indonesian subsidiary, although any future capital will be subject to the 80 per cent foreign ownership limit.

In March, the Group announces further expansion in West Africa via the acquisition of a majority stake in Group Beneficial, a leading life insurer operating in Cameroon, Côte d'Ivoire and Togo. The acquisition completes in Q3.

In February, in a summit in Hanoi, the US and North Korea fail to reach an agreement on nuclear disarmament and a lifting of US-led international sanctions. However, in June the two countries agree to resume talks as Donald Trump becomes the first sitting US president to enter North Korea.

On 29 March, EIOPA releases a discussion paper on systemic risk and macroprudential policy in insurance, setting out its thinking on how this area should be addressed in the 2020 Solvency II review. The paper suggests a range of potential macroprudential tools and measures.

The UK Parliament fails to pass the negotiated Withdrawal Agreement by the-then Article 50 notice period deadline of 29 March, resulting in an agreed extension until 31 October 2019. Prime Minster Theresa May resigns from office in May with Boris Johnson selected by the Conservative Party as her successor.

Prudential's Pulse app launches in April in Malaysia, providing affordable digital health and wellness services to consumers. In June, Prudential announces a strategic partnership with OVO to offer customers wellness, health and wealth products and services in Indonesia.

Several key elections are held across Asia in the first and second quarters. Legislative elections take place in Thailand in March, with the outcome marking the country's return to civilian rule; in April the incumbent President Widodo wins the presidential election in Indonesia; and in May the legislative elections in India see a victory for Prime Minister Narendra Modi. The election results align broadly to consensus polls.

Over Q2 and into Q3, large-scale demonstrations have taken place in Hong Kong, sparked by an extradition bill proposed by the Hong Kong government.

The Hong Kong Insurance Authority issues its Guidelines on Enterprise Risk Management in July, setting out objectives and requirements on ERM and the Own Risk Solvency Assessment under Pillar 2 of its proposed RBC regime for solo entities.

At the G20 summit in June, the US and China agree to resume trade talks, which eases tensions which had contributed to downward pressure on global economic growth. The month-long truce ends abruptly in Q3 when the US announces in August tariffs on US$300 billion of Chinese imports (effective September). In response to the subsequent devaluation of the RMB, the US Treasury designates China a currency manipulator as tensions re-escalate.

Geopolitical tensions rise in the Middle East as Iran announces a step-up in its production of enriched uranium. This follows the US' withdrawal from the 2015 nuclear deal and its subsequent imposition of economic sanctions. The risk of further escalation remains high.

In April, the PRA issues Supervisory Statement (SS 3/19) on 'enhancing banks and insurers' approaches to managing the financial risks from climate change' which outlines the regulatory expectations for financial services firms to assess impacts from climate change.

In June, the PRA and FCA hold a conference to set out their reaction to firms' plans on how to transition away from London Inter-Bank Offered Rate (LIBOR) to alternative interest rate benchmarks.

Following the end of Q2, the Group submits the results of ICS field-testing for 2019 (launched in April 2019) to the IAIS on 31 July 2019. This will be the last field-testing prior to the finalisation of the ICS 2.0 specifications and the start of a five-year monitoring period next year. This follows the IAIS global seminar which took place in June.

3.     Managing the risks in implementing our strategy

This section provides an overview of the Group's strategy, the significant risks arising from the delivery of this strategy and current risk management focus. The risks outlined below, which are not exhaustive, are discussed in more detail in sections 5 and 6.

Our strategy	Significant risks arising from the delivery of the strategy	Risk management focus

Group-wide
We aim to generate attractive returns enabling us to provide financial security to our customers and deliver sustainable growth for our shareholders. Following rigorous review, we believe that this long-term strategy is best served through the demerger of M&GPrudential.

● Transformation risks around key change programmes
●     Managing the inter-connected execution risks from this transformation activity under the Group's transformation risk framework, as well as providing other risk management support and review.
●     Ensuring both M&GPrudential and Prudential plc will have in place two strong standalone risk functions after demerger.

● Group-wide regulatory risks
●     Engagement with regulators and industry groups on macroprudential and systemic risk-related regulatory initiatives, international capital standards, and other initiatives with Group-wide impacts.
●     Engagement with the Hong Kong Insurance Authority on the Group-wide supervisory framework that will apply to the Group after the demerger of M&GPrudential. Engagement with the PRA and FCA on the application of the current UK regulatory framework to M&GPrudential.

	● Information security and data privacy risks	● Continuing the implementation of the Group-wide organisational structure and governance model for cyber security management. ● Ensuring full compliance with applicable privacy laws across the Group.
● Business disruption and third-party risks
●     Continuing application of the Group-wide business continuity framework and programme.
●     Applying the distinct oversight and risk management required over the Group's third parties, including outsourcing partners and its strategic partnerships.

	● Conduct risk	● Continuing the development and implementation of the Group-wide conduct framework which builds on the Group's Customer Commitments Policy.

Asia Serving the protection and investment needs of the growing middle class in Asia.	● Persistency risk	● Implementation of business initiatives to manage persistency risk, including revisions to product design and incentive structures. Ongoing experience monitoring.
	● Morbidity risk	● Implementation of business initiatives to manage morbidity risk, including product repricing where required. Ongoing experience monitoring.
	● Regulatory risk (including foreign ownership and conduct)	● Proactive engagement with national governments and regulators.
United States Providing asset accumulation and retirement income products to US baby boomers.	● Financial risks	● Maintaining, and enhancing where necessary, appropriate risk limits, hedging strategies and Group oversight that are in place.
	● Policyholder behaviour risk	● Continued monitoring of policyholder behaviour experience and review of assumptions.
Africa	● The Group continues to increase its risk management focus on Prudential Africa as its presence there expands and grows in materiality.

M&GPrudential Meeting the savings and retirement needs of an ageing UK and continental European population.	● M&GPrudential merger and transformation risk	● Managing the merger and transformation risks to the delivery of strategic, financial and operational objectives.
	● Longevity risk	● Continued oversight and experience analysis.
● Customer risk
●     Ongoing monitoring of embedded customer outcome indicators.
●     Managing the customer risk implications from: merger and transformation activity; new product propositions and new regulatory requirements.

4.     Risk governance

a.     System of governance
Appropriately managed risks allow Prudential to take business opportunities and enable the growth of its business. Effective risk management is therefore fundamental in the execution of the Group's business strategy, now and after demerger. Prudential's approach to risk management must be both well embedded and rigorous, closely aligned with the Group's key stakeholders and its business units and Group-wide. As the economic and political environment in which we operate changes, it should also be sufficiently broad and dynamic to respond to these changes.

Prudential has in place a system of governance that promotes and embeds a clear ownership of risk, processes that link risk management to business objectives and a proactive Board and senior management providing oversight of risks. Mechanisms and methodologies to review, discuss and communicate risks are in place together with risk policies and standards to ensure risks are identified, measured, managed, monitored and reported.

How 'risk' is defined
Prudential defines 'risk' as the uncertainty that is faced in implementing the Group's strategies and achieving its objectives successfully, and includes all internal or external events, acts or omissions that have the potential to threaten the success and survival of the Group. Accordingly, material risks will be retained selectively when it is considered that there is value in doing so, and where it is consistent with the Group's risk appetite and philosophy towards risk-taking.

How risk is managed
Risk management is embedded across the Group through the Group Risk Framework, which is owned by the Board and details Prudential's risk governance, risk management processes and risk appetite. The Framework is based on the concept of the 'three lines of defence', comprising risk taking and management, risk control and oversight, and independent assurance and has been developed to monitor the risks to our business. The aggregate Group exposure to its key risk drivers is monitored and managed by the Group Risk function which is responsible for reviewing, assessing, providing oversight and reporting on the Group's risk exposure and solvency position from the Group economic, regulatory and ratings perspectives.

In 2019, the Group continued to update its policies and processes around oversight of model risks. Prudential manages key ESG issues though a multi-disciplinary approach with functional ownership for ESG topics.

The following section provides more detail on our risk governance, risk culture and risk management process.

b.     Group Risk Framework

i.      Risk governance and culture
Prudential's risk governance comprises the Board, organisational structures, reporting relationships, delegation of authority, roles and responsibilities, and risk policies that the Group Head Office and the business units establish to make decisions and control their activities on risk-related matters. It includes individuals, Group-wide functions and committees involved in overseeing and managing risk.

The risk governance structure is led by the Group Risk Committee, supported by independent non-executive directors on risk committees of material subsidiaries. These committees monitor the development of the Group Risk Framework, which includes risk appetite, limits, and policies, as well as risk culture.

The Group Risk Committee reviews the Group Risk Framework and recommends changes to the Board to ensure that it remains effective in identifying and managing the risks faced by the Group. A number of core risk policies and standards support the Framework to ensure that risks to the Group are identified, assessed, managed and reported.

Culture is a strategic priority of the Board, who recognise its importance in the way that the Group does business. Risk culture is a subset of Prudential's broader organisational culture, which shapes the organisation-wide values that we use to prioritise risk management behaviours and practices.

An evaluation of risk culture forms part of the Group Risk Framework and in particular seeks to identify evidence that:
●      Senior management in business units articulate the need for effective risk management as a way to realise long-term value and continuously support this through their actions;
●      Employees understand and care about their role in managing risk - they are aware of and discuss risk openly as part of the way they perform their role; and
●      Employees invite open discussion on the approach to the management of risk.

The Group Risk Committee also has a key role in providing advice to the Remuneration Committee on risk management considerations to be applied in respect of executive remuneration.

Prudential's Code of Conduct and Group Governance Manual include a series of guiding principles that govern the day-to-day conduct of all its people and any organisations acting on its behalf. This is supported by specific risk policies which require that the Group act in a responsible manner. These include, but are not limited to, policies covering anti-money laundering, financial crime and anti-bribery and corruption. The Group's third-party supply policy ensures that human rights and modern slavery considerations are embedded across all of its supplier and supply chain arrangements. Embedded procedures to allow individuals to speak out safely and anonymously against unethical behaviour and conduct are also in place.

ii.     The risk management cycle
The risk management cycle comprises processes to identify, measure and assess, manage and control, and monitor and report on our risks.

Risk identification
Group-wide risk identification takes place throughout the year as the Group's businesses undertake a comprehensive bottom-up process to identify, assess and document its risks. This concludes with an annual top-down identification of the Group's key risks,which considers those risks that have the greatest potential to impact the Group's operating results and financial condition and is used to inform risk reporting to the risk committees and the Board for the year.

Our risk identification process also includes the Group's Own Risk and Solvency Assessment (ORSA), as required under Solvency II, and horizon-scanning performed as part of our emerging risk management process.

In accordance with provision 28 of the UK Corporate Governance Code, the Board performs a robust assessment of the principal and emerging risks facing the Company through the Group-wide risk identification process, Group ORSA report and the risk assessments undertaken as part of the business planning review, including how they are managed and mitigated. An emerging risk process has been developed to support the identification, analysis, and decision-making with respect to such risks and combines both top-down and bottom-up views of risks at the level of the Group and its business units.

Reverse stress testing, which requires the Group to ascertain the point of business model failure, is another tool that helps us to identify the key risks and scenarios that may have a material impact on the Group.

The risk profile is a key output from the risk identification and risk measurement processes and is used as a basis for setting Group-wide limits, management information, assessment of solvency needs, and determining appropriate stress and scenario testing. The Group's annual set of key risks are given enhanced management and reporting focus.

Risk measurement and assessment
All identified risks are assessed based on an appropriate methodology for that risk. All quantifiable risks, which are material and mitigated by holding capital, are modelled in the Group's internal model, which is used to determine capital requirements under Solvency II and our own economic capital basis. Governance arrangements are in place to support the internal model, including independent validation and processes and controls around model changes and limitations.

Risk management and control
The control procedures and systems established within the Group are designed to manage the risk of failing to meet business objectives and are detailed in the Group risk policies. These focus on aligning the levels of risk-taking with the Group's strategy and can only provide reasonable, and not absolute, assurance against material misstatement or loss.

The management and control of risks are set out in the Group risk policies, and form part of the holistic risk management approach under the Group's ORSA. These risk policies define:

●      The Group's risk appetite in respect of material risks, and the framework under which the Group's exposure to those risks is limited;
●      The processes to enable Group senior management to effect the measurement and management of the Group material risk profile in a consistent and coherent way; and
●      The flows of management information required to support the measurement and management of the Group's material risks.

The methods and risk management tools we employ to mitigate each of our major categories of risks are detailed in the further risk information section below.

Risk monitoring and reporting
The identification of the Group's key risks informs the management information received by the Group risk committees and the Board. Risk reporting of key exposures against appetite is also included, as well as ongoing developments in other key and emerging risks.

iii.    Risk appetite, limits and triggers
The extent to which Prudential is willing to take risk in the pursuit of its business strategy and objective to create shareholder value is defined by a number of qualitative and quantitative expressions of risk appetite, operationalised through measures such as limits, triggers and indicators. The Group Risk function is responsible for reviewing the scope and operation of these risk appetite measures at least annually to determine that they remain relevant. The Board approves all changes made to the Group's aggregate risk appetite and has delegated authority to the Group Risk Committee to approve changes to the system of limits, triggers and indicators.

Group risk appetite is set with reference to economic and regulatory capital, liquidity and earnings volatility which is aimed at ensuring that an appropriate level of aggregate risk is taken across the Group. Appetite is also defined for the Group's financial and non-financial risks. Further detail is included in sections 5 and 6, as well as covering risks to shareholders, including those from participating and third-party business. Group limits operate within these expressions of risk appetite to constrain material risks, while triggers and indicators provide further constraint and defined points for escalation.

Capital requirements
Limits on capital requirements aim to ensure that the Group meets its internal economic capital requirements, achieves its desired target rating to meet its business objectives, and ensures that supervisory intervention is not required. The two measures currently in use at the Group level are Solvency II capital requirements and internal economic capital (ECap) requirements. In addition, capital requirements are monitored on local statutory bases.

The Group Risk Committee is responsible for reviewing the risks inherent in the Group's business plan and for providing the Board with input on the risk/reward trade-offs implicit therein. This review is supported by the Group Risk function, which uses submissions from local business units to calculate the Group's aggregated position (allowing for diversification effects between local business units) relative to the aggregate risk limits.

Liquidity
The objective of the Group's liquidity risk appetite is to ensure that the Group is able to generate sufficient cash resources to meet financial obligations as they fall due in business-as-usual and stressed scenarios. Risk appetite with respect to liquidity risk is measured using a Liquidity Coverage Ratio (LCR) which considers the sources of liquidity against liquidity requirements under stress scenarios.

Earnings volatility
The objectives of the Group's appetite and aggregate risk limits on earnings volatility seek to ensure that variability is consistent with the expectations of stakeholders; that the Group has adequate earnings (and cash flows) to service debt and expected dividends and to withstand unexpected shocks; and that earnings (and cash flows) are managed properly across geographies and are consistent with funding strategies. The volatility of earnings is measured and monitored on operating profit and EEV operating profit bases, although IFRS and EEV total profits are also considered.

5.     Summary risks

Broadly, the risks assumed across the Group can be categorised as those which arise as a result of our business operations, our investments and those arising from the nature of our products. Prudential is also exposed to those broad risks which apply because of the global environment in which it operates. These risks, where they materialise, may have a financial impact on the Group, and could also impact on the performance of its products or the services it provides to our customers and distributors, which gives rise to potential risks to its brand and reputation and have conduct risk implications. These risks, which are not exhaustive, are summarised below. The materiality of these risks, whether material at the level of the Group or its business units, is also indicated. The Group's disclosures covering risk factors can be found at the end of this document.

'Macro' risks
Some of the risks that the Group is exposed to are necessarily broad given the external influences which may impact on the business. These risks include:

Global economic conditions
Changes in global economic conditions can impact Prudential directly; for example, by leading to reduced investment returns and fund performance and liquidity, and increasing the cost of promises (guarantees) that have been made to our customers. Changes in economic conditions can also have an indirect impact on the Group; for example, leading to a decrease in the propensity for people to save and buy Prudential's products, as well as changing prevailing political attitudes towards regulation. This is a risk which is considered material at the level of the Group.

Geopolitical risk
The geopolitical environment may have direct or indirect impacts on the Group and has seen varying levels of volatility in recent years as seen by political developments in the UK following its decision to leave the EU, and in the US and China. Uncertainty in these regions, combined with the continued threat of further conflict in the Middle East and unpredictability in East Asia, Hong Kong and the Korean peninsula underline that geopolitical risks have potentially wide-ranging impacts; for example, through increased regulatory, operational and business resilience risks, and changes to the economic environment. Developments in Hong Kong are being closely monitored by the Group to ensure that any potential impact to the business, our employees and customers are managed within our existing business resilience processes.

Regulatory risk
Prudential operates under the ever-evolving requirements set out by diverse regulatory, legal and tax regimes. The increasing shift towards macroprudential regulation and the number of regulatory changes underway across Asia (in particular focusing on consumer protection) are key areas of focus, while both Jackson and M&GPrudential operate in highly regulated markets. Regulatory reforms can have a material impact on Prudential's businesses. The proposed demerger of M&GPrudential will result in a change in Prudential's Group-wide supervisor to the Hong Kong Insurance Authority. Prudential has agreed to apply the Local Capital Summation Method (LCSM) to determine Group regulatory capital requirements, together with related governance requirements, immediately following the demerger of M&GPrudential. The Group is proactively engaging with the supervisor-elect on the supervisory framework that will apply to the Group in the longer term. This is intended to be the Hong Kong IA's Group-wide Supervision (GWS) Framework which is currently under development and is not expected to be enacted until the second half of 2020.

Technological change
The emergence of advanced technologies is continuing to provide an impetus for companies to rethink their existing operating models and how they interact with their customers. These developments are already influencing changes to the competitor and regulatory landscape. Technological change is considered from both an external and internal view. The external view considers the risks that emerge from the rise of new technologies (including the risk that the Group does not identify these) and how this may impact on the insurance industry and Prudential's competitiveness within it. The internal view considers the risks associated with the Group's internal developments in meeting digital change challenges and opportunities. Prudential is embracing the opportunities from new technologies, and any risks which arise from them are closely monitored.

ESG risks
As a Group, responding effectively to those material risks with ESG implications is crucial in maintaining Prudential's brand and reputation, and in turn its financial performance and its long-term strategy. Policies and procedures to support how the Group operates in relation to certain ESG issues are included in the Group Governance Manual.

Risks from our investments	Risks from our products	Risks from our business operations

Market risk
Is the potential for reduced value of Prudential's investments resulting from the volatility of asset prices, driven by fluctuations in equity prices, interest rates, foreign exchange rates and property prices.

In the Asia business, the main market risks arise from the value of fees from its fee-earning products. In the US, Jackson's fixed and variable annuity books are exposed to a variety of market risks due to the assets backing these policies.

M&GPrudential's asset management business invests in a broad range of asset classes and its income is subject to the price volatility of global financial and currency markets. The UK business's market risk exposure predominantly arises from the valuation of the shareholders' proportion of the with-profits fund's future profits, which depends on equity, property and bond values.

Credit risk
The Group's asset portfolio gives rise to invested credit risk, being the potential for a reduction in the value of Prudential's investments driven by the lowering of credit quality and likelihood of defaults. The assets backing the annuity business in the UK, Jackson's general account portfolio and the Asia shareholder business means credit risk is considered a material risk for all business units.

The Group is also exposed to counterparty default risk through activities such as reinsurance and derivative hedging as well as the operational management of cash.

Liquidity risk
Is the risk of not having sufficient liquid assets to meet obligations as they fall due, and we look at this under both normal and stressed conditions. This is a risk which is considered material at the level of the Group.

Insurance risks
The nature of the products offered by Prudential exposes it to insurance risks, which form a significant part of the overall Group risk profile.

The insurance risks that the business is exposed to by virtue of its products include longevity risk (policyholders living longer than expected); mortality risk (higher number of policyholders with life protection dying than expected); morbidity risk (more policyholders with health protection becoming ill than expected) and persistency risk (customers lapsing their policies at different levels than expected, and a type of policyholder behaviour risk). The medical insurance business in Asia is also exposed to medical inflation risk (the increasing cost of medical treatments being higher than expected).

The pricing of Prudential's products requires it to make a number of assumptions, and deviations from these may impact its reported profitability and capital position. Across its business units, some insurance risks are more material than others.

Persistency and morbidity risks are among the most material insurance risks for the Asia business given the focus on health and protection products in the region.

The Jackson business is most exposed to policyholder behaviour risk, including persistency, which impacts the profitability of the variable annuity business and is influenced by market performance and the value of policy guarantees.

For M&GPrudential the most material insurance risk is longevity risk, arising from its legacy annuity business.

Conduct risk
Prudential's conduct of business, especially the design and distribution of its products is crucial in ensuring that the Group's commitment to meeting customers' needs and expectations are met. The Group's conduct risk framework is owned by the first line which drives a more forward-looking approach and means that achieving good customer outcomes is at the centre of our business activity.

Transformation risk
A number of significant change programmes are currently running to effect both the Group's strategy and to comply with emerging regulatory changes. The breadth of these activities, and the consequences, including the reputational impact, to the Group should they fail to meet their objectives, mean that these risks are material at the level of the Group.

Operational risks
A combination of the complexity of the Group, its activities and the extent of transformation in progress creates a challenging operating environment.

Operational risk is the risk of loss or unintended gain from inadequate or failed processes, personnel, systems and external events, and can arise through business transformation; introducing new products; new technologies; and entering into new markets and geographies. Implementing the business strategy and processes for ensuring regulatory compliance (including those relating to the conduct of its business) requires interconnected change initiatives across the Group, the pace of which introduces further complexity. The Group's outsourcing and third-party relationships introduce their own distinct risks. Such operational risks, if they materialise, could result in financial loss and/or reputational damage. Operational risk is considered to be material at the level of the Group.

Business disruption risks may impact on Prudential's ability to meet its key objectives and protect its brand and reputation. The Group's business resilience is a core part of a well-embedded business continuity management programme.

Information security and data privacy risks are significant considerations for Prudential and the cyber security threat continues to evolve globally in sophistication and potential significance. This includes the continually evolving risk of malicious attack on its systems, network disruption and risks relating to data security, integrity, privacy and misuse. The scale of the Group's IT infrastructure and network (and resources required to monitor and manage it), stakeholder expectations and high-profile cyber security and data misuse incidents across industries mean that these risks are considered material at the level of the Group.

As with all financial services firms, the nature of the Group's business and its operations means that it is exposed to risks relating to money laundering, fraud, sanctions compliance and bribery and corruption.

6.     Further risk information

In reading the sections below, it is useful to understand that there are some risks that Prudential's policyholders assume by virtue of the nature of their products, and some risks that the Company and its shareholders assume. Examples of the latter include those risks arising from assets held directly by and for the Company or the risk that policyholder funds are exhausted. This report is focused mainly on risks to the shareholder but will include those which arise indirectly through our policyholder exposures.

6.1  'Macro' risks

a.     Global regulatory and political risks
Regulatory and political risks may impact on Prudential's business or the way in which it is conducted. This covers a broad range of risks including changes in government policy and legislation, capital control measures, new regulations at either national or international level, and specific regulator interventions or actions. Following the proposed demerger of M&GPrudential from the rest of the Group, the Hong Kong Insurance Authority will become Prudential's Group-wide supervisor. Constructive engagement with the supervisor-elect began in 2018 and has continued into 2019. In particular, Prudential continues to engage with the supervisor on the proposed framework for Group-wide supervision that will apply to the Group following the demerger. In the longer term this is intended to be the Hong Kong IA's Group-wide Supervision (GWS) Framework which is currently under development and is not expected to be enacted until the second half of 2020. Until the GWS is finalised, Prudential has agreed to apply the Local Capital Summation Method (LCSM) to determine Group regulatory capital requirements immediately following the demerger of M&GPrudential, together with related governance requirements.

Recent shifts in the focus of some governments toward more protectionist or restrictive economic and trade policies could impact on the degree and nature of regulatory changes and Prudential's competitive position in some geographic markets. This could take effect, for example, through increased friction in cross-border trade, capital controls or measures favouring local enterprises such as changes to the maximum level of non-domestic ownership by foreign companies. These developments continue to be monitored by the Group at a national and global level and these considerations form part of the Group's ongoing engagement with government policy teams and regulators.

Efforts to curb systemic risk and promote financial stability are also underway. At the international level, the Financial Stability Board (FSB) continues to develop recommendations for the asset management and insurance sectors, including ongoing assessment of systemic risk measures. The International Association of Insurance Supervisors (IAIS) has continued its focus on the following two key developments.

Prudential's designation as a G-SII was last reaffirmed on 21 November 2016. The FSB, in conjunction with the IAIS, did not publish a new list of G-SIIs in 2017 and did not engage in G-SII identification for 2018 following IAIS's launch of the consultation on the Holistic Framework (HF) on 14 November 2018, which aims to assess and mitigate systemic risk in the insurance sector, potentially serving as an alternative approach to the current G-SII model. A further consultation was launched by the IAIS on 14 June 2019 with proposals for revisions to the Insurance Core Principles (ICPs) in relation to the HF. The IAIS intends to implement the HF in 2020 proposing that G-SII identification be suspended from that year. In the interim, the relevant Group-wide supervisors have committed to continue applying existing enhanced G-SII supervisory policy measures with some supervisory discretion, which includes a requirement to submit enhanced risk management plans. In November 2022, the FSB will review the need to either discontinue or re-establish an annual identification of G-SIIs in consultation with the IAIS and national authorities. The Higher Loss Absorbency (HLA) standard (a proposed additional capital measure for G-SII designated firms, planned to apply from 2022) is not part of the proposed HF. However, the HF proposes supervisory monitoring to identify potential vulnerabilities and more supervisory powers of intervention for mitigating systemic risk.

The IAIS is also developing the ICS as part of ComFrame - the Common Framework for the supervision of Internationally Active Insurance Groups (IAIGs). The implementation of ICS will be conducted in two phases - a five-year monitoring phase followed by an implementation phase. ComFrame will more generally establish a set of common principles and standards designed to assist supervisors in addressing risks that arise from insurance groups with operations in multiple jurisdictions. The ComFrame proposals, including ICS, could result in enhanced capital and regulatory measures for IAIGs, for which Prudential satisfies the criteria. The Aggregation Method is one of the approaches being considered as part of the ICS and is being led by the National Association of Insurance Commissioners (NAIC). Alongside the current ICS developments, the NAIC is also developing its Group Capital Calculation (GCC) for the supervision of insurance groups in the US. The GCC is intended to be a risk-based capital (RBC) aggregation methodology. In developing the GCC, the NAIC will liaise as necessary with ComFrame on international capital developments and will also consider Group capital developments by the US Federal Reserve Board, both of which may help inform the US regulatory association in its construction of a US Group capital calculation.

In certain jurisdictions in which Prudential operates there are also a number of ongoing policy initiatives and regulatory developments that are having, and will continue to have, an impact on the way Prudential is supervised, including the US Dodd-Frank Wall Street Reform and Consumer Protection Act, ongoing FCA reviews and continuing engagement with the PRA. Decisions taken by regulators, including those related to solvency requirements, corporate or governance structures, capital allocation, financial reporting and risk management may have an impact on our business.

In May 2017, the International Accounting Standards Board (IASB) published IFRS 17 which will introduce fundamental changes to the IFRS-based reporting of insurance entities that prepare accounts according to IFRS from 2021. In June 2019, the IASB published an exposure draft proposing a number of targeted amendments to this new standard including the deferral of the effective date by one year from 2021 to 2022. The comment deadline for the exposure draft is 25 September 2019. IFRS 17 is expected to, among other things, include altering the timing of IFRS profit recognition, and the implementation of the standard is likely to require changes to the Group's IT, actuarial and finance systems. The Group is reviewing the complex requirements of this standard and considering its potential impact.

In the US, various initiatives are underway to introduce fiduciary obligations for distributors of investment products, which may reshape the distribution of retirement products. Jackson has introduced fee-based variable annuity products in response to the potential introduction of such rules, and we anticipate that the business's strong relationships with distributors, history of product innovation and efficient operations should further mitigate any impacts.

The NAIC is targeting a January 2020 effective date for the revised Variable Annuity Framework, which was designed with the aim of reducing the non-economic volatility in the variable annuity statutory balance sheet. Jackson continues to make progress in preparing models for implementation. The NAIC also has an ongoing review of the C-1 bond factors in the required capital calculation, on which further information is expected to be provided in due course. The Group's preparations to manage the impact of these reforms will continue.

In Asia, regulatory regimes are developing at different speeds, driven by a combination of global factors and local considerations. New local capital rules and requirements could be introduced in these and other regulatory regimes that challenge legal or ownership structures, or current sales practices, or could be applied to sales made prior to their introduction retrospectively, which could have a negative impact on Prudential's business or reported results.

In the UK, there has, in recent years, been regulatory focus on insurance products and market practices which may have adversely impacted customers, including the FCA's Legacy Review and Thematic Review of Annuity Sales Practices. The management of customer risk remains a key focus of management in the UK business. Merger and transformation activity at M&GPrudential and new product propositions may also have customer risk implications which are monitored.

In 2017, the UK submitted the formal notification of its intention to withdraw from the EU pursuant to Article 50 of the Treaty on the European Union, as amended. If no formal withdrawal agreement is reached between the UK and the EU, then it is currently expected that the UK's membership of the EU will automatically terminate on 31 October 2019 unless a further extension is agreed between the UK and EU. Depending on the nature of the UK's exit from the EU, the following effects may be seen. The UK and EU may experience a downturn in economic activity, which is expected to be more pronounced for the UK, particularly in the event of a disorderly exit by the UK from the EU. Market volatility and illiquidity may increase in the period leading up to, and following, the UK's withdrawal, and property values (including the liquidity of property funds, where redemption restrictions may be applied) and interest rates may be impacted. In particular, downgrades in sovereign and corporate debt ratings may occur. In a severe scenario, where the UK's sovereign rating is downgraded by more than one notch, this may also impact on the credit ratings of UK companies, including M&GPrudential's UK business. The legal and regulatory regime in which the Group (and, in particular, M&GPrudential) operates, may also be affected (including the future applicability of the Solvency II regime in the UK), the extent of which remains uncertain. There is also a risk of operational disruption to the business, in particular to M&GPrudential.

As a result of the uncertainty on the nature of the arrangements that will be put in place between the UK and the EU, M&GPrudential has completed the implementation of a range of plans including transfers of business to EU jurisdictions, balance sheet and with-profits fund hedging protection and operational measures (including customer communications) that are designed to mitigate the potential adverse impacts to the Group's UK business. In addition, the business has sought to ensure, through various risk mitigation actions, that it is appropriately prepared for the potential operational and financial impacts of a no-deal withdrawal. In the EU, the European Commission began a review in late 2016 of some aspects of the Solvency II legislative package, which is expected to continue until 2021 and includes a review of the Long-Term Guarantee Measures.

On 27 July 2017, the UK FCA announced that it will no longer persuade, or use its powers to compel, panel banks to submit rates for the calculation of LIBOR after 2021. The discontinuation of LIBOR in its current form and its replacement with the Sterling Overnight Index Average benchmark (SONIA) in the UK (and other alternative benchmark rates in other countries) could, among other things, impact the Group through an adverse effect on the value of Prudential's assets and liabilities which are linked to, or which reference LIBOR, a reduction in market liquidity during any period of transition and increased legal and conduct risks to the Group arising from changes required to documentation and its related obligations to its stakeholders.

Risk management and mitigation of regulatory and political risk at Prudential includes the following:
●      Risk assessment of the Business Plan which includes consideration of current strategies;
●      Close monitoring and assessment of our business environment and strategic risks;
●      The consideration of risk themes in strategic decisions; and
●      Ongoing engagement with national regulators, government policy teams and international standard setters.

b.     ESG risks including climate change
The business environment in which Prudential operates is continually changing and responding effectively to those material risks with ESG implications is crucial in maintaining Prudential's brand and reputation, its ability to attract and retain customers and staff, and in turn its financial performance and its long-term strategy. The Group maintains active engagement with its key stakeholders, including investors, customers, employees, governments, policymakers and regulators in its key markets, as well as with international institutions - all of whom have expectations which the Group must balance, as it responds to ESG-related matters.

Policies and procedures to support how the Group operates in relation to certain ESG issues are included in the Group Governance Manual. Prudential manages key ESG issues though a multi-disciplinary approach with functional ownership for ESG topics. The ESG Executive Committee coordinates these activities and seeks, as one of its aims, to ensure a consistent approach in managing ESG considerations in its business activities, including investment activities. It is supported by senior functional leaders and representatives from the Group's business units, including the chief investment officers of the Group's asset managers.

Climate change is a key ESG theme for the Group and the finance services industry. Recognising the increasing number of regulatory, supervisory and investor-driven sustainable finance and climate-related financial risk initiatives, the Group continues to participate in investor-driven initiatives and collaborative industry forums to assess and consider the risks from climate change to our business. The Group's ESG Executive Committee is focused on the holistic assessment of ESG considerations material to the Group. It raises matters for Board decision-making and oversees the implementation of decisions, supporting the sustainable delivery of the Group's strategy. The management of climate-related risks and opportunities is a Group strategic priority, and one of the ESG Executive Committee's principal responsibilities is to oversee the implementation of the recommendations of the Financial Stability Board's Task Force on Climate-related Financial Disclosures.

6.2  Risks from our investments

a.     Market risk
The main drivers of market risk in the Group are:
●      Investment risk, which arises on our holdings of equity and property investments, the prices of which can change depending on market conditions;
●      Interest rate risk, which is driven by the valuation of Prudential's assets (particularly the bonds that it invests in) and liabilities, which are dependent on market interest rates and exposes it to the risk of those moving in a way that is detrimental; and
●      Foreign exchange risk, through translation of its profits and assets and liabilities denominated in various currencies, given the geographical diversity of the business.

The main investment risk exposure arises from the portion of the profits from the UK and Hong Kong with-profits funds which the shareholders are entitled to receive; the value of the future fees from the fee-earning products in the Asia business; and from the asset returns backing Jackson's variable annuities business. Further detail is provided below.

The Group's interest rate risk is driven by the need to match the duration of its assets and liabilities in the UK and Europe insurance business (including the impact of interest rate movements on the future value of shareholder profits in the UK with-profits fund); and the fixed annuity business in Jackson. Interest rate risk also arises from the guarantees of some non-unit-linked investment products in Asia; and the cost of guarantees in Jackson's fixed index and variable annuity business. Further detail is provided below.

The Group has appetite for market risk where it arises from profit-generating insurance activities to the extent that it remains part of a balanced portfolio of sources of income for shareholders and is compatible with a robust solvency position.

The Group's market risks are managed and mitigated by the following:
●      The Group market risk policy;
●      The Group Asset Liability Committee - a first line risk management advisory committee to the Group Chief Executive Officer which supports the identification, assessment and management of key financial risks significant to the achievement of the Group's business objectives;
●      Risk appetite statements, limits and triggers;
●      Our asset and liability management programmes;
●      Hedging derivatives, including equity options and futures, interest rate swaps and swaptions and currency forwards;
●      The monitoring and oversight of market risks through the regular reporting of management information; and
●      Regular deep dive assessments.

Equity and property investment risk
In Asia, the shareholder exposure to equity price movements results from unit-linked products, where fee income is linked to the market value of the funds under management. Further exposure arises from with-profits businesses where bonuses declared are based broadly on historical and current rates of return from the Asia business's investment portfolios, which include equities.

In Jackson, investment risk arises from the assets backing customer policies. Equity risk is driven by the variable annuity business, where the assets are invested in both equities and bonds and the main risk to the shareholder comes from providing the guaranteed benefits offered. The exposure to this is primarily controlled by using a derivative hedging programme, as well as through the use of reinsurance to pass on the risk to third-party reinsurers.

In the UK and Europe business, the main investment risk arises from the assets held in the with-profits funds through the shareholders' proportion of the funds' declared bonuses and policyholder net investment gains (future transfers). This investment risk is driven mainly by equities in the funds and some hedging to protect against a reduction in the value of these future transfers is performed outside the funds. The UK with-profits funds' Solvency II own funds, estimated at £11.1 billion as at 30 June 2019, helps to protect against market fluctuations and is protected partially against falls in equity markets through an active hedging programme within the fund.

While accepting the equity exposure that arises on future fees, the Group has limited appetite for exposures to equity price movements to remain unhedged or for volatility within policyholder guarantees after taking into account any natural offsets and buffers within the business.

Interest rate risk
Some products that Prudential offer are sensitive to movements in interest rates. As part of the Group's ongoing management of this risk, a number of mitigating actions to the in-force business have been taken, as well as repricing and restructuring new business offerings in response to recent relatively low interest rates. Nevertheless, some sensitivity to interest rate movements is still retained.

The Group's appetite for interest rate risk is limited to where assets and liabilities can be tightly matched and where liquid assets or derivatives exist to cover interest rate exposures.

In Asia, our exposure to interest rate risk arises from the guarantees of some non-unit-linked investment products, including the Hong Kong with-profits business. This exposure exists because of the potential for asset and liability mismatch which, although it is small and managed appropriately, cannot be eliminated.

Jackson is affected by interest rate movements to its fixed annuity book where the assets are primarily invested in bonds and shareholder exposure comes from the mismatch between these assets and the guaranteed rates that are offered to policyholders. Interest rate risk results from the cost of guarantees in the variable annuity and fixed index annuity business, which may increase when interest rates fall. The level of sales of variable annuity products with guaranteed living benefits is actively monitored, and the risk limits we have in place help to ensure we are comfortable with the level of interest rate and market risks incurred as a result. Derivatives are also used to provide some protection.

In the UK and Europe insurance business, interest rate risk arises from the need to match the cash flows of its annuity obligations with those from its investments. The risk is managed by matching asset and liability durations as well as continually assessing the need for use of any derivatives. Under Solvency II rules, interest rate risk also results from the requirement to include a balance sheet risk margin. The with-profits business is also exposed to interest rate risk through some product guarantees. Such risk is largely borne by the with-profits fund itself although shareholder support may be required in extreme circumstances where the fund has insufficient resources to support the risk.

Foreign exchange risk
The geographical diversity of Prudential's businesses means that it has some exposure to the risk of foreign exchange rate fluctuations. The operations in the US and Asia, which represent a large proportion of operating profit and shareholders' funds, generally write policies and invest in assets in local currencies. Although this limits the effect of exchange rate movements on local operating results, it can lead to fluctuations in the Group financial statements when results are reported in UK sterling. This risk is accepted within our appetite for foreign exchange risk.

In cases where a surplus arises in an overseas operation which is to be used to support Group capital, or where a significant cash payment is due from an overseas subsidiary to the Group, this currency exposure may be hedged where it is believed to be favourable economically to do so. Further, the Group generally does not have appetite for significant direct shareholder exposure to foreign exchange risks in currencies outside the countries in which it operates, but it does have some appetite for this on fee income and on non-sterling investments within the with-profits fund. Where foreign exchange risk arises outside appetite, currency swaps and other derivatives are used to manage the exposure.

b.     Credit risk
Prudential invests in bonds that provide a regular, fixed amount of interest income (fixed income assets) in order to match the payments needed to policyholders. It also enters into reinsurance and derivative contracts with third parties to mitigate various types of risk, as well as holding cash deposits at certain banks. As a result, it is exposed to credit risk and counterparty risk across its business.

Credit risk is the potential for reduction in the value of investments which results from the perceived level of risk of an investment issuer being unable to meet its obligations (defaulting). Counterparty risk is a type of credit risk and relates to the risk of the counterparty to any contract we enter into being unable to meet their obligations causing us to suffer loss.

The Group has some appetite to take credit risk where it arises from profit-generating insurance activities, to the extent that it remains part of a balanced portfolio of sources of income for shareholders and is compatible with a robust solvency position.

A number of risk management tools are used to manage and mitigate this credit risk, including the following:
●      A credit risk policy and dealing and controls policy;
●      Risk appetite statements and limits that have been defined on issuers, and counterparties;
●      Collateral arrangements for derivative, secured lending reverse repurchase and reinsurance transactions;
●      The Group Credit Risk Committee's oversight of credit and counterparty credit risk and sector and/or name-specific reviews;
●      Regular assessments; and
●      Close monitoring or restrictions on investments that may be of concern.

Debt and loan portfolio
Credit risk also arises from the debt portfolio in the Asia business comprising the shareholder, with-profit and unit-linked funds, the value of which was £52.6 billion at 30 June 2019. The majority (68 per cent) of the portfolio is in unit-linked and with-profits funds and so exposure of the shareholder to this component is minimal. The remaining 32 per cent of the debt portfolio is held to back the shareholder business.

In the general account of the Group's US business £45.3 billion of fixed income assets are held to support shareholder liabilities including those from our fixed annuities, fixed index annuities and life insurance products.

Prudential's discontinued M&GPrudential operation is exposed to credit risk on fixed income assets in the shareholder-backed portfolio. As at 30 June 2019, this portfolio contained fixed income assets worth £21.7 billion. Credit risk arising from a further £63.5 billion of fixed income assets is borne largely by the with-profits fund, to which the shareholder is not exposed directly although under extreme circumstances shareholder support may be required if the fund is unable to meet payments as they fall due.

The shareholder-owned debt and loan portfolio of the Group's other operations was £1.9 billion as at 30 June 2019.

Further details of the composition and quality of our debt portfolio, and exposure to loans, can be found in the IFRS financial statements.

Group sovereign debt
Prudential also invests in bonds issued by national governments. This sovereign debt holdings of continuing operations represented 19 per cent or £12.1 billion of the shareholder debt portfolio attributable to continuing operations as at 30 June 2019 (31 December 2018: 20 per cent or £11.7 billion). 1 per cent of this was rated AAA and 90 per cent was considered investment grade (31 December 2018: 84 per cent investment grade).

Sovereign debt holdings of discontinued operations represented 13 per cent or £2.7 billion of the shareholder debt portfolio attributable to discontinued operations as at 30 June 2019 (31 December 2018: 13 per cent or £2.7 billion). 9 per cent of this was rated AAA and 100 per cent was considered investment grade (31 December 2018: 100 per cent investment grade).

The particular risks associated with holding sovereign debt are detailed further in our disclosures on risk factors.

The exposures held by the shareholder-backed business and with-profits funds in sovereign debt securities at 30 June 2019 are given in note C3.2(f) of the Group's IFRS financial statements for continuing operations and note D2.2(d) of the Group's IFRS financial statements for discontinued operations.

Bank debt exposure and counterparty credit risk
Prudential's exposure to banks is a key part of its core investment business, as well as being important for the hedging and other activities undertaken to manage its various financial risks. Given the importance of its relationship with its banks, exposure to the sector is considered a material risk for the Group.

The exposures held by the shareholder-backed business and with-profits funds in bank debt securities at 30 June 2019 are given in note C3.2(f) of the Group's IFRS financial statements for continuing operations and note D2.2(d) of the Group's IFRS financial statements for discontinued operations.

The exposure to derivative counterparty and reinsurance counterparty credit risk is managed using an array of risk management tools, including a comprehensive system of limits. Where appropriate, Prudential reduces its exposure, buys credit protection or uses additional collateral arrangements to manage its levels of counterparty credit risk.

At 30 June 2019:
●       For continuing operations, 93 per cent of the shareholder portfolio is investment grade rated1. In particular, 59 per cent of the portfolio is rated1 A- and above (or equivalent);
●       For discontinued operations, 97 per cent of the shareholder portfolio is investment grade rated1. In particular, 86 per cent of the portfolio is rated1 A- and above (or equivalent); and
●       The Group's shareholder portfolio is well diversified: no individual sector2 makes up more than 15 per cent of the total portfolio (excluding the financial and sovereign sectors).

c.     Liquidity risk
Prudential's liquidity risk arises from the need to have sufficient liquid assets to meet policyholder and third-party payments as they fall due. This incorporates the risk arising from funds composed of illiquid assets and results from a mismatch between the liquidity profile of assets and liabilities. Liquidity risk may impact on market conditions and valuation of assets in a more uncertain way than for other risks like interest rate or credit risk. It may arise, for example, where external capital is unavailable at sustainable cost, increased liquid assets are required to be held as collateral under derivative transactions or where redemption requests are made against Prudential external funds.

Prudential has no appetite for liquidity risk, ie for any business to have insufficient resources to cover its outgoing cash flows, or for the Group as a whole to not meet cash flow requirements from its debt obligations under any plausible scenario.

The Group has significant internal sources of liquidity, which are sufficient to meet all of our expected cash requirements for at least 12 months from the date the financial statements are approved, without having to resort to external sources of funding. The Group has a total of £3.5 billion of undrawn committed facilities, of which £2.0 billion will remain with Prudential plc following the demerger of M&GPrudential, that can be made use of, expiring in 2023. Access to further liquidity is available through the debt capital markets and an extensive commercial paper programme in place, and Prudential has maintained a consistent presence as an issuer in the market for the past decade.

A number of risk management tools are used to manage and mitigate this liquidity risk, including the following:
●      The Group's liquidity risk policy;
●      Risk appetite statements, limits and triggers;
●      Regular assessment by the Group and business units of LCRs which are calculated under both base case and stressed scenarios and are reported to committees and the Board;
●      The Group's Liquidity Risk Management Plan, which includes details of the Group Liquidity Risk Framework as well as gap analysis of liquidity risks and the adequacy of available liquidity resources under normal and stressed conditions;
●      Regular stress testing;
●      Our contingency plans and identified sources of liquidity;
●      The Group's ability to access the money and debt capital markets;
●      Regular deep dive assessments; and
●      The Group's access to external committed credit facilities.

6.3  Risks from our products

a.     Insurance risk
Insurance risk makes up a significant proportion of Prudential's overall risk exposure. The profitability of its businesses depends on a mix of factors, including levels of, and trends in, mortality (policyholders dying), morbidity (policyholders becoming ill) and policyholder behaviour (variability in how customers interact with their policies, including utilisation of withdrawals, take-up of options and guarantees and persistency, ie lapsing of policies), and increases in the costs of claims, including the level of medical expenses increases over and above price inflation (claim inflation).

The Group has appetite for retaining insurance risks in order to create shareholder value in the areas where it believes it has expertise and controls to manage the risk and can support such risk with its capital and solvency position.

The principal drivers of the Group's insurance risk vary across its business units. Across Asia, where a significant volume of health protection business is written, the most significant insurance risks are morbidity risk, persistency risk, and medical inflation risk. In Jackson, policyholder behaviour risk is particularly material, especially in the take up of options and guarantees on variable annuity business. At M&GPrudential, this is predominantly longevity risk.

In Asia, Prudential writes significant volumes of health protection business, and so a key assumption is the rate of medical inflation, which is often in excess of general price inflation. There is a risk that the expenses of medical treatment increase more than expected, so the medical claim cost passed on to Prudential is higher than anticipated. Medical expense inflation risk is best mitigated by retaining the right to reprice our products each year and by having suitable overall claim limits within our policies, either limits per type of claim or in total across a policy. Prudential's morbidity risk is mitigated by appropriate underwriting when policies are issued and claims are received. Our morbidity assumptions reflect our recent experience and expectation of future trends for each relevant line of business.

The Group's persistency assumptions reflect similarly a combination of recent past experience for each relevant line of business and expert judgement, especially where a lack of relevant and credible experience data exists. Any expected change in future persistency is also reflected in the assumption. Persistency risk is managed by appropriate training and sales processes (including active customer engagement and service quality) and managed locally post-sale through regular experience monitoring and the identification of common characteristics of business with high lapse rates. Where appropriate, allowance is made for the relationship (either assumed or observed historically) between persistency and investment returns and any additional risk is accounted for. Modelling this dynamic policyholder behaviour is particularly important when assessing the likely take-up rate of options embedded within certain products. The effect of persistency on the Group's financial results can vary but depends mostly on the value of the product features and market conditions.

The Group manages longevity risk in various ways. Longevity reinsurance is a key tool in managing this risk. In March 2018, the Group's longevity risk exposure was significantly reduced by reinsuring £12 billion in UK annuity liabilities to Rothesay Life. Although Prudential has withdrawn from selling new UK annuity business, given its significant annuity portfolio the assumptions it makes about future rates of improvement in mortality rates remain key to the measurement of its insurance liabilities and to its assessment of any reinsurance transactions. Prudential continues to conduct research into longevity risk using both experience from its annuity portfolio and industry data. Although the general consensus in recent years is that people are living longer, the rate of increase has slowed in recent years, and there is considerable volatility in year-on-year longevity experience, which is why it needs expert judgement in setting its longevity basis.

Prudential's insurance risks are managed and mitigated using the following:
●      The Group's insurance and underwriting risk policies;
●      The risk appetite statements, limits and triggers;
●      Using longevity, morbidity and persistency assumptions that reflect recent experience and expectation of future trends, and industry data and expert judgement where appropriate;
●      Using reinsurance to mitigate longevity and morbidity risks;
●      Ensuring appropriate medical underwriting when policies are issued and appropriate claims management practices when claims are received in order to mitigate morbidity risk;
●      Maintaining the quality of sales processes and using initiatives to increase customer retention in order to mitigate persistency risk;
●      Using product repricing and other claims management initiatives in order to mitigate medical expense inflation risk; and
●      Regular deep dive assessments.

6.4  Risks from our business operations

a.     Transformation risk
A number of significant change programmes are currently running in order to implement the Group's strategy and the need to comply with emerging regulatory changes. Many of these are interconnected and/or of large scale, and may have financial and non-financial implications if such initiatives fail to meet their objectives. Additionally, these initiatives inherently give rise to design and execution risks, and may increase existing business risks, such as placing additional strain on the operational capacity, or weakening the control environment, of the Group. Implementing further strategic initiatives may amplify these risks. Furthermore, these programmes require ongoing oversight, coordinated independent assurance and regular monitoring and consolidated reporting, as part of the Group Transformation Risk Framework, to mitigate the risks to the business.

The Group's current significant change initiatives include the merger of M&G Investments and Prudential UK and Europe, and the demerger of M&GPrudential. Significant execution risks arise from these initiatives, including in relation to the separation and establishment of standalone governance under relevant regulatory regimes, business functions and processes (data, systems, people) and third party arrangements. The Group's transformation portfolio also includes, but is not limited to, the discontinuation of LIBOR and the implementation of IFRS 17 - see section 6.1a. above for further information.

In the course of doing business, the Group is exposed to non-financial risks arising from its operations, the business environment and its strategy. The main risks across these areas are detailed below.

b.     Operational risks
Prudential defines operational risk as the risk of loss (or unintended gain or profit) arising from inadequate or failed internal processes, personnel or systems, or from external events. This includes employee error, model error, system failures, fraud or some other event which disrupts business processes or has a detrimental impact to customers. Processes are established for activities across the scope of our business, including operational activity, regulatory compliance, and those supporting ESG activities more broadly, any of which can expose us to operational risks. A large volume of complex transactions are processed by the Group across a number of diverse products and are subject to a high number of varying legal, regulatory and tax regimes. Prudential has no appetite for material losses (direct or indirect) suffered as a result of failing to develop, implement or monitor appropriate controls to manage operational risks.

The Group's outsourcing and third-party relationships require distinct oversight and risk management processes. A number of important third-party relationships exist which provide the distribution and processing of Prudential's products, both as market counterparties and as outsourcing partners. M&GPrudential outsources several operations, including a significant part of its back office, customer-facing functions and a number of IT functions. In Asia, the Group continues to expand its strategic partnerships and renew bancassurance arrangements. These third-party arrangements support Prudential in providing a high level and cost-effective service to our customers, but they also make us reliant on the operational performance of our outsourcing partners.

The Group's requirements for the management of material outsourcing arrangements, which are in accordance with relevant applicable regulations, are included through its well-established Group-wide third-party supply policy. Third-party management is also included in embedded in the Group-wide framework and risk management for operational risk (see below). Third-party management forms part of the Group's operational risk categorisations and a defined qualitative risk appetite statement, limits and triggers are in place.

The performance of the Group's core business activities places reliance on the IT infrastructure that supports day-to-day transaction processing and administration. The IT environment must also be secure, and an increasing cyber risk threat needs to be addressed as the Group's digital footprint increases and the sophistication of cyber threats continue to evolve - see separate information security risk sub-section below. The risk that Prudential's IT infrastructure does not meet these requirements is a key area of focus for the Group, particularly the risk that legacy infrastructure supporting core activities/processes affects business continuity or impacts on business growth. Exposure to operational events could impact operational resilience by significantly disrupting systems, operations and services to customers, which may result in financial loss, customer impacts and reputational damage.

Operational challenges also exist in keeping pace with regulatory changes. This requires implementing processes to ensure we are, and remain, compliant on an ongoing basis, including regular monitoring and reporting. The high rate of global regulatory change, in an already complex regulatory landscape, increases the risk of non-compliance due to a failure to identify, interpret correctly, implement and/or monitor regulatory compliance. The change in Group-wide supervisor, and the supervisory framework, to which Prudential plc will be subject to after the demerger of M&GPrudential, means that additional processes, or changes to existing ones, may be required to ensure ongoing compliance. See the Global regulatory and political risk section above. Legislative developments over recent years, together with enhanced regulatory oversight and increased capability to issue sanctions, have resulted in a complex regulatory environment that may lead to breaches of varying magnitude if the Group's business as usual operations are not compliant. As well as prudential regulation, the Group focuses on conduct regulation, including those related to sales practice and anti-money laundering, bribery and corruption. There is a particular focus on regulations related to the latter in newer/emerging markets.

Business resilience
Business resilience is at the core of the Group's well embedded Business Continuity Management (BCM) programme, with BCM being one of a number of activities undertaken by the Group Security function that protect our key stakeholders.

Prudential operates a BCM programme and framework that is linked with its business activities, which considers key areas including business impact analyses, risk assessments, incident management plans, disaster recovery plans, and the exercising and execution of these plans. The programme is designed to achieve a business continuity capability that meets evolving business needs and is appropriate to the size, complexity and nature of the Group's operations, with ongoing proactive maintenance and improvements to resilience against the disruption of the Group's ability to meet its key objectives and protect its brand and reputation. The BCM programme is supported by Group-wide governance policies and procedures and is based on industry standards that meet legal and regulatory obligations.

Business disruption risks are monitored by the Group Security function, with key operational effectiveness metrics and updates on specific activities being reported to the Group Risk Committee where required and discussed by cross-functional working groups.

Financial crime risk
As with all financial services firms, Prudential is exposed to risks relating to money laundering (the risk that the products or services of the Group are used by customers or other third parties to transfer or conceal the proceeds of crime); fraud (the risk of fraudulent claims or transactions, or procurement of services, are made against or through the business); sanctions compliance (the risk that the Group undertakes business with individuals and entities on the lists of the main sanctions regimes); and bribery and corruption (the risk that employees or associated persons seek to influence the behaviour of others to obtain an unfair advantage or receive benefits from others for the same purpose).

Prudential operates in some high-risk countries where, for example, the acceptance of cash premiums from customers may be common practice, large-scale agency networks may be in operation where sales are incentivised by commission and fees or with a higher concentration of exposure to politically exposed persons.

The Group-wide policies we have in place on anti-money laundering, fraud, sanctions and anti-bribery and corruption reflect the values, behaviours and standards that are expected across the business. Across Asia, screening and transaction monitoring systems are in place and a series of improvements and upgrades are being implemented, while a programme of compliance control monitoring reviews is being undertaken. Risk assessments are regularly undertaken at higher risk locations. The Group has in place a mature confidential reporting system through which staff and other stakeholders can report concerns relating to potential misconduct. The process and results of this are overseen by the Group Audit Committee.

Information security risk and data privacy
Information security risk remains an area of heightened focus after a number of recent high-profile attacks and data losses across industries. Criminal capability in this area is maturing and industrialising, with an increased level of understanding of complex financial transactions which increases the risks to the financial services industry. The threat landscape is continuously evolving, and the systemic risk of sophisticated but untargeted attacks is rising, particularly during times of heightened geopolitical tensions.

Developments in data protection worldwide (such as GDPR that came into force in May 2018) have increased the financial and reputational implications for Prudential in the event of a breach of its (or third-party suppliers') IT systems. As well as data protection, stakeholder expectations are now that companies and organisations use personal information transparently and appropriately. Given this, both information security and data privacy are key risks for the Group. As well as having preventative risk management in place, it is fundamental that the Group has robust critical recovery systems in place in the event of a successful attack on its infrastructure, a breach of its information security or a failure of its systems in order to retain its customer relationships and trusted reputation.

In 2018, the organisational structure and governance model for cyber security management was revised with the appointment of a Group Chief Information Security Officer, and a repositioning of the function to allow increased focus on execution. This organisational change will increase the Group's efficiency and agility in responding to cyber security related incidents and will facilitate increased collaboration between business units and leverage their respective strengths in delivering the Group-wide Information Security Programme.

The objectives of the programme include achieving consistency in the execution of security disciplines across the Group and improving visibility across the Group's businesses; deployment of automation to detect and address threats; and achieving security by design by aligning subject matter expertise to the Group's digital and business initiatives to embed security controls across platforms and ecosystems.

The Board receives periodic updates on information security risk management throughout the year. Group functions work with the business units to address risks locally within the national and regional context of each business following the strategic direction of the Group-wide information security function.

Group-wide framework and risk management for operational risk
The risks detailed above form key elements of the Group's operational risk profile. In order to identify, assess, manage, control and report effectively on all operational risks across the business, a Group-wide operational risk framework is in place. The key components of the framework are:
●      Application of a risk and control assessment (RCA) process, where operational risk exposures are identified and assessed as part of a periodical cycle. The RCA process considers a range of internal and external factors, including an assessment of the control environment, to determine the business's most significant risk exposures on a prospective basis;
●      An internal incident management process, which identifies, quantifies and monitors remediation conducted through root cause analysis and application of action plans for risk events that have occurred across the business;
●      A scenario analysis process for the quantification of extreme, yet plausible manifestations of key operational risks across the business on a forward-looking basis. This is carried out at least annually and supports external and internal capital requirements as well as informing risk oversight activity across the business; and
●      An operational risk appetite framework that articulates the level of operational risk exposure the business is willing to tolerate, covering all operational risk categories, and sets out escalation processes for breaches of appetite.

Outputs from these processes and activities performed by individual business units are monitored by the Group Risk function, which provides an aggregated view of the risk profile across the business to the Group Risk Committee and Board.

These core framework components are embedded across the Group via the Group Operational Risk Policy and Standards documents, which set out the key principles and minimum standards for the management of operational risk across the Group.

The Group Operational Risk Policy, standards and operational risk appetite framework sit alongside other risk policies and standards that individually engage with key operational risks, including outsourcing and third-party supply, business continuity, financial crime, technology and data, operations processes and extent of transformation.

These policies and standards include subject matter expert-led processes that are designed to identify, assess, manage and control operational risks, including:
●      A transformation risk framework that assesses, manages and reports on the end-to-end transformation life cycle, project prioritisation and the risks, interdependencies and possible conflicts arising from a large portfolio of transformation activities;
●      Internal and external review of cyber security capability and defences;
●      Regular updating and testing of elements of disaster-recovery plans and the Critical Incident Procedure process;
●      Group and business unit-level compliance oversight and testing in respect of adherence with in-force regulations;
●      Regulatory change teams in place to assist the business in proactively adapting and complying with regulatory developments;
●      On financial crime risks, screening and transaction monitoring systems are in place and a programme of compliance control monitoring reviews is undertaken, as well as regular risk assessments;
●      A framework is in place for emerging risk identification and analysis in order to capture, monitor and allow us to prepare for operational risks that may crystallise beyond the short-term horizon;
●      Corporate insurance programmes to limit the financial impact of operational risks; and
●      Reviews of key operational risks and challenges within Group and business unit business plans.

These activities are fundamental in maintaining an effective system of internal control, and as such outputs from these also inform core RCA, incident management and scenario analysis processes and reporting on operational risk. Furthermore, they also ensure that operational risk considerations are embedded in key business decision-making, including material business approvals and in setting and challenging the Group's strategy.

Notes
1    Based on hierarchy of Standard & Poor's, Moody's and Fitch, where available and if unavailable, NAIC and internal ratings have been used.
2    Source of segmentation: Bloomberg Sector, Bloomberg Group and Merrill Lynch. Anything that cannot be identified from the three sources noted is classified as other. Excludes debt securities from other operations.

Corporate governance

The Directors confirm that the Company has complied with all the provisions of the Corporate Governance Code issued by the Hong Kong Stock Exchange Limited (HK Code) throughout the accounting period, except that the Company does not comply with provision B.1.2(d) of the HK Code which requires companies, on a comply or explain basis, to have a remuneration committee which makes recommendations to a main board on the remuneration of non-executive directors. This provision is not compatible with supporting provision D.2.3 of the UK Corporate Governance Code which recommends the board determines the remuneration of non-executive directors. Prudential has chosen to adopt a practice in line with the recommendations of the UK Corporate Governance Code.

The Directors also confirm that the financial results contained in this document have been reviewed by the Group Audit Committee.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 14 August 2019

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Mark FitzPatrick

Mark FitzPatrick Chief Financial Officer